Filed Pursuant to Rule 424(b)(3)
Registration No.  333-135640

PROSPECTUS
2,132,076 SHARES
OF
AUXILIO, INC.
COMMON STOCK
_____________

This prospectus relates to the resale by the selling stockholders identified in this prospectus of up to 1,286,541 shares of our common stock, consisting of:

•
175,000 shares of our common stock previously issued upon (i) the conversion of the principal amount owing under $3,000,000 Secured Convertible Term Note issued to Laurus Master Fund, LTD and (ii) the conversion of the interest accrued and owing under the note;

•	478,527 shares of our common stock issuable upon exercise of the warrant issued to Laurus Master Fund, LTD in connection with the issuance of $3,000,000 Secured Convertible Term Note; and

•	633,014 shares of our common stock issuable upon the exercise of currently outstanding warrants to purchase shares of our common stock.

The selling stockholders may sell their shares from time to time at the prevailing market price or in negotiated transactions. The selling stockholders will receive all of the net proceeds from the sale of the shares. We will, however, receive proceeds in the event that some or all of the warrants held by the selling stockholders are exercised with cash.  We will pay the expenses of registration of the sale of the shares.

Our common stock trades on the Over-the-Counter (OTC) Bulletin Board®, an electronic stock listing service provided by the Nasdaq Stock Market, Inc. under the symbol “AUXO.OB”.  On April 1, 2011, the last bid price for the common stock on the OTC Bulletin Board was $0.94 per share.

The selling stockholders, and any participating broker dealers are deemed to be “underwriters” within the meaning of the Securities Act of 1933, and any commissions or discounts given to any such broker−dealer are regarded as underwriting commissions or discounts under the Securities Act. The selling stockholders have informed us that they do not have any agreement or understanding, directly or indirectly, with any person to distribute their common stock.

Brokers or dealers effecting transactions in the shares should confirm the registration of these securities under the securities laws of the states in which transactions occur or the existence of an exemption from registration.
____________

BEGINNING ON PAGE 2, WE HAVE LISTED SEVERAL "RISK FACTORS" WHICH YOU SHOULD CONSIDER. YOU SHOULD READ THE ENTIRE PROSPECTUS CAREFULLY BEFORE YOU MAKE YOUR INVESTMENT DECISION.
____________

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES, OR PASSED ON THE ADEQUACY OR ACCURACY OF THE DISCLOSURES IN THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
____________

The date of this prospectus is April 12, 2011

TABLE OF CONTENTS

PROSPECTUS SUMMARY

RISK FACTORS

USE OF PROCEEDS

MARKET FOR REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

MANAGEMENT’S DISCUSSION AND ANALYSIS AND RESULTS OF OPERATIONS

BUSINESS

DIRECTORS AND EXECUTIVE OFFICERS

LIMITATION ON LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICERS

EXECUTIVE AND DIRECTOR COMPENSATION AND OTHER INFORMATION

BENEFICIAL OWNERSHIP OF SECURITIES

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

DESCRIPTION OF SECURITIES

SELLING STOCKHOLDERS

PLAN OF DISTRIBUTION

LEGAL MATTERS

EXPERTS

REPORTS TO SECURITY HOLDERS

WHERE YOU CAN FIND MORE INFORMATION

FINANCIAL REPORTS
1 2 6 6 8 12 14 17 18 23 24 24 26 29 30 30 30 30 F-1

You should rely only on the information contained in or incorporated by reference into this prospectus.  We have not, and the selling stockholders have not, authorized anyone, including any salesperson or broker, to give oral or written information about this offering, our company, or the shares of common stock offered hereby that is different from the information included in this prospectus.  If anyone provides you with different information, you should not rely on it.  This prospectus is an offer to sell only the securities offered by this prospectus under circumstances and in the jurisdictions where it is lawful to do so.  The information in this prospectus is accurate only as of the date of this prospectus, regardless of the date of delivery of this prospectus or any sales of these securities.

CAUTION REGARDING FORWARD−LOOKING INFORMATION

This prospectus contains “forward-looking statements” and information relating to our business that are based on our beliefs as well as assumptions made by us or based upon information currently available to us.  When used in this prospectus, the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project”, “should” and similar expressions are intended to identify forward-looking statements.  These forward-looking statements include, but are not limited to, statements relating to our performance in “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operation”.  These statements reflect our current views and assumptions with respect to future events and are subject to risks and uncertainties.  Actual and future results and trends could differ materially from those set forth in such statements due to various factors.  Such factors include, among others:  general economic and business conditions; industry capacity; industry trends; competition; changes in business strategy or development plans; project performance; the commercial viability of our products and offerings; availability, terms, and deployment of capital; and availability of qualified personnel.  These forward-looking statements speak only as of the date of this prospectus.  Subject at all times to relevant federal and state securities law disclosure requirements, we expressly disclaim any obligation or undertaking to disseminate any update or revisions to any forward-looking statement contained herein to reflect any change in our expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based.  In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all the information that you should consider before investing in the common stock. You should carefully read the entire prospectus, including other prospectus supplements, “Caution Regarding Forward-Looking Information,” “Risk Factors” and the financial statements, before making an investment decision.

Business

Auxilio, Inc. was incorporated under the laws of the State of Nevada on August 29, 1995, under the name Corporate Development Centers, Inc.  As a result of a series of transactions, which are more fully described in the section entitled “Business” below, in April 2004, we changed our name to Auxilio, Inc. Where appropriate, references to “Auxilio,” the “Company,” “we” or “our” include Auxilio, Inc., Auxilio Solutions, Inc. and e-Perception Technologies, Inc.

Auxilio provides total outsourced document image management services and related financial and business processes for major healthcare facilities.  Our proprietary technologies and unique processes assist hospitals, health plans and health systems with strategic direction and services that reduce document image expenses, increase operational efficiencies and improve the productivity of their staff. Auxilio’s analysts, consultants and resident hospital teams work with senior hospital financial management and department heads to determine the best possible long term strategy for managing the millions of document images produced by their facilities on an annual basis. Auxilio’s document image management programs help our clients achieve measurable savings and a fully outsourced process. Auxilio's target market includes medium to large hospitals, health plans and healthcare systems.

Our principal executive offices are located at 26300 La Alameda, Suite 100, Mission Viejo, California 92691 and our telephone number is (949) 614-0700.  Our corporate website is www.auxilioinc.com.  The information found on our website is not intended to be part of this prospectus and should not be relied upon by you when making a decision to invest in our common stock.

The Offering

This prospectus relates to the resale by the selling stockholders identified in this prospectus of up to 1,286,541 shares of our common stock, consisting of:

•
175,000 shares of our common stock issued upon (i) the conversion of the principal amount owing under $3,000,000 Secured Convertible Term Note issued to Laurus Master Fund, LTD and (ii) the conversion of the interest accrued and owing under the note;

•	478,527 shares of our common stock issuable upon exercise of the warrant issued to Laurus Master Fund, LTD in connection with the issuance of $3,000,000 Secured Convertible Term Note; and

•	633,014 shares of our common stock issuable upon the exercise of currently outstanding warrants to purchase shares of our common stock.

The common shares offered under this prospectus may be sold by the selling stockholders on the public market, in negotiated transactions with a broker-dealer or market maker as principal or agent, or in privately negotiated transactions not involving a broker or dealer.  We will not receive any proceeds from the sale of our common stock by the selling stockholders.  We will, however, receive proceeds in the event that some or all of the warrants held by the selling stockholders are exercised with cash.  Please see the disclosures in “Use of Proceeds” section.

Information regarding the selling stockholders, the common shares they are offering to sell under this prospectus, and the times and manner in which they may offer and sell those shares is provided in the sections of this prospectus captioned “Selling Stockholders” and “Plan of Distribution.”

Our common stock trades on the Over-the-Counter (OTC) Bulletin Board®, an electronic stock listing service provided by the Nasdaq Stock Market, Inc. under the symbol “AUXO.OB”. On April 1, 2011, the last bid price for our common stock on the OTC Bulletin Board was $0.94 per share.

As of March 30, 2011, we had 19,336,651 shares of common stock outstanding. The number of shares registered under this prospectus would be approximately 11.02% of the total common stock outstanding, assuming the conversion of the notes being registered hereunder, and the interest accruing thereon, into shares of common stock and the exercise of all warrants to purchase common stock being registered hereunder.

RISK FACTORS

You should carefully consider the risks described below before buying shares of our common stock in this offering.  The risks and uncertainties described below are not the only risks we face.  Additional risks and uncertainties not currently known to us or that we currently deem immaterial may impair our business operations.  If any of the adverse events described in this risk factors section actually occur, our business, results of operations and financial condition could be materially adversely affected, the trading price of our common stock could decline and you might lose all or part of your investment.  We make various statements in this section which constitute “forward-looking” statements under Section 27A of the Securities Act. Forward-looking statements set forth estimates of, or our expectations or beliefs regarding, our future financial performance. Those estimates, expectations and beliefs are based on current information and are subject to a number of risks and uncertainties that could cause our actual operating results and financial performance in the future to differ, possibly significantly, from those set forth in the forward-looking statements contained in this prospectus and, for that reason, you should not place undue reliance on those forward-looking statements. Those risks and uncertainties include, although they are not limited to, the following:

Risks Related to Our Industry

We face substantial competition from better established companies that may offer similar products and services at a lower cost to our customers, resulting in a reduction in the sale of our products and services.

The market for our products and services is competitive and is likely to become even more competitive in the future.  Increased competition could result in pricing pressures, reduced sales, reduced margins or the failure of our products and services to achieve or maintain market acceptance, any of which would have a material adverse effect on our business, results of operations and financial condition.  Many of our current and potential competitors enjoy substantial competitive advantages, such as:

•	greater name recognition and larger marketing budgets and resources;
•	established marketing relationships and access to larger customer bases;
•	substantially greater financial, technical and other resources; and
•	larger technical and support staffs.

As a result, our competitors may be able to respond more quickly than we can to new or changing opportunities, technologies, standards or customer requirements.  For all of the foregoing reasons, we may not be able to compete successfully against our current and future competitors.

We are dependent upon our vendors to continue to supply us equipment, parts, supplies, and services at comparable terms and price levels as the business grows.

Our access to equipment, parts, supplies, and services depends upon our relationships with, and our ability to purchase these items on competitive terms from our principal vendors.  We do not enter into long-term supply contracts with these vendors and we have no current plans to do so in the future.  These vendors are not required to use us to distribute their equipment and are free to change the prices and other terms at which they sell to us.  In addition, we compete with the selling efforts of some of these vendors.  Significant deterioration in relationships with, or in the financial condition of, these significant vendors could have an adverse impact on our ability to sell equipment as well as our ability to provide effective service and technical support.  If one of these vendors terminates or significantly curtails its relationship with us, or if one of these vendors ceases operations, we would be forced to expand our relationships with our existing vendors or seek out new relationships with previously unused vendors.

Risks Related to Our Business

A substantial portion of our business is dependent on our largest customers.

The loss of any key customer could have a material adverse effect upon our financial condition, business, prospects and results of operation.  Our four largest customers represent approximately 70% of our revenues for the year ended December 31, 2010.  Although we anticipate that these customers will represent less than 36% of revenue for 2011, the loss of any of these customers may contribute to our inability to operate as a going concern and may require us to obtain equity funding or debt financing to continue our operations.  We cannot be certain that we will be able to obtain such financing on commercially reasonable terms, or at all.

We may be unable to recruit and maintain our senior management and other key personnel on whom we are dependent.

We are highly dependent upon senior management and key personnel, and we do not carry any insurance policies on such persons.  In particular, we are highly dependent upon Joseph J. Flynn, our Chief Executive Officer, and Paul T. Anthony, our Chief Financial Officer.  The loss of any of our senior management, or our inability to attract, retain and motivate the additional highly-skilled employees and consultants that our business requires, could substantially hurt our business, prospects, financial condition and results of operations.  In addition, we rely on the ability of our management team to work together effectively.  If our management team fails to work together effectively, our business could be harmed.

The market may not accept our products and services and we may not be able to continue our business operations; or if the market is receptive to our products but not our services, our revenues and profitability will be harmed.

Our products and services are targeted to the healthcare market, a market in which there are many competing service providers.  Accordingly, the demand for our products and services is very uncertain.  The market may not accept our products and services.  Even if our products and services achieve market acceptance, our products and services may fail to address the market’s requirements adequately.

In addition, if we are able to sell our products but are unable to provide ongoing services, our revenues and profitability will be harmed.  Our services are integral to the successful deployment of our solutions.  If we do not effectively service and support our customers, our revenues and operating results would be harmed.

We may need additional capital in the future and, if such capital is not available on terms acceptable to us or available to us at all, we may be unable to continue our business operations.

We may need capital in the future to continue our business operations or to expand.  If we need capital, we cannot be certain that it will be available on terms acceptable to us or available to us at all.  In the event we need to raise capital, we may not be able to:

•	develop or enhance our service offerings;
•	take advantage of future opportunities; or
•	respond to customers and competition.

We may not be able to maintain our current rate of growth and, as a result, our profitability may suffer.

To continue to be successful, we may need to implement additional management information systems, develop further our operating, administrative, financial and accounting systems and controls and maintain close coordination among our executive, finance, marketing, sales and operations organizations.  Any failure to maintain our current rate of growth may result in a decline of our profitability.

Risks Related to the Market for Our Securities

Because the public market for shares of our Common Stock is limited, stockholders may be unable to resell their shares of Common Stock.

Currently, there is only a limited public market for our Common Stock on the OTCBB and our stockholders may be unable to resell their shares of Common Stock.  Currently, the average daily trading volume of our Common Stock is not significant, and it may be more difficult for you to sell your shares in the future, if at all.

The development of an active trading market depends upon the existence of willing buyers and sellers who are able to sell shares of our Common Stock as well as market makers willing to create a market in such shares.  Under these circumstances, the market bid and ask prices for the shares may be significantly influenced by the decisions of the market makers to buy or sell the shares for their own account.  Such decisions of the market makers may be critical for the establishment and maintenance of a liquid public market in our Common Stock.  Market makers are not required to maintain a continuous two-sided market and are free to withdraw quotations at any time.  We cannot assure our stockholders that an active public trading market for our Common Stock will develop or be sustained.

Our stock price may be volatile and our Common Stock could decline in value, resulting in loss to our stockholders.

The market for our Common Stock is volatile, having ranged in the last twelve months from a low of $0.66 to a high of $1.25 on the OTCBB. The market price for our Common Stock has been, and is likely to continue to be, volatile.  The following factors may cause significant fluctuations in the market price of shares of our Common Stock:

•	fluctuations in our quarterly revenues and earnings or those of our competitors;

•	variations in our operating results compared to levels expected by the investment community;

•	announcements concerning us or our competitors;

•	announcements of technological innovations;

•	sale of shares or short-selling efforts by traders or other investors;

•	market conditions in the industry; and

•	the conditions of the securities markets.

The factors discussed above may depress or cause volatility of our share price, regardless of our actual operating results.  In addition, the highly volatile nature of our stock price may cause investment losses for our stockholders. In the past, securities class action litigation has often been brought against companies following periods of volatility in the market price of their securities. If securities class action litigation is brought against us, such litigation could result in substantial costs while diverting management’s attention and resources.

There are a large number of shares of Common Stock that may be issued or sold, and if such shares are issued or sold, the market price of our Common Stock may decline.

As of December 31, 2010, we had approximately 19,336,651 shares of our Common Stock outstanding.

If all warrants and options outstanding as of December 31, 2010 are exercised prior to their expiration, up to approximately 8.6 million additional shares of Common Stock could become freely tradable.  Such sales of substantial amounts of Common Stock in the public market could adversely affect the prevailing market price of our Common Stock and could also make it more difficult for us to raise funds through future offerings of Common Stock.

Future sales of restricted stock could adversely affect the price of our Common Stock and our ability to complete additional financing.

Although our Common Stock is currently quoted on the OTCBB, the volume of trading of our Common Stock and the number of shares in the public float are small.  Sales of a substantial number of shares of our Common Stock into the public market in the future could materially adversely affect the prevailing market price of our Common Stock.  During the year ended December 31, 2009, we sold 1,416,667 shares of our Common Stock to finance our operations.  Such a large “over-hang” of stock eligible for sale in the public market may have the effect of depressing the market price of our Common Stock, and make it difficult for us to obtain debt or equity financing, if we are able to obtain such financing at all.

If our Common Stock is determined to be a “penny stock,” a broker-dealer may find it more difficult to trade our common stock and an investor may find it more difficult to acquire or dispose of our Common Stock in the secondary market.

In addition, our Common Stock may be subject to the so-called “penny stock” rules.  The SEC has adopted regulations that define a “penny stock” to be any equity security that has a market price per share of less than $5.00, subject to certain exceptions, such as any securities listed on a national securities exchange.  For any transaction involving a “penny stock,” unless exempt, the rules impose additional sales practice requirements on broker-dealers, subject to certain exceptions.  If our Common Stock is determined to be a “penny stock,” a broker-dealer may find it more difficult to trade our common stock and an investor may find it more difficult to acquire or dispose of our common stock on the secondary market.

We do not intend to pay dividends.

We have never declared or paid any cash dividends on our Common Stock.  We do not anticipate paying dividends on our Common Stock in the foreseeable future.  We may not have sufficient funds to legally pay dividends.  Even if funds are legally available to pay dividends, we may nevertheless decide in our sole discretion not to pay dividends and to retain any future earnings to fund growth.

Other Risks

It may be difficult for a third party to acquire us even if doing so would be beneficial to our shareholders.

Some provisions of our Articles of Incorporation, as amended (“Articles of Incorporation”), and Bylaws (“Bylaws”), as well as some provisions of Nevada or California law, may discourage, delay or prevent third parties from acquiring us, even if doing so would be beneficial to our shareholders.

As a public company, we are subject to complex legal and accounting requirements that will require us to incur significant expenses.

As a public company, we are subject to numerous legal and accounting requirements that do not apply to private companies. The cost of compliance with many of these requirements is material, not only in absolute terms but, more importantly, in relation to the overall scope of the operations of a small company.  The cost of such compliance may prove to be a substantial competitive disadvantage vis-à-vis our privately held and larger public competitors.

The impact of the deterioration of the global credit markets, financial services industry and U.S. economy may continue to negatively affect our business and our ability to obtain capital, if needed.

The deterioration in the global credit markets, the financial services industry and the U.S. economy as a whole have resulted in a period of substantial turmoil and uncertainty characterized by unprecedented intervention by the United States federal government and the failure, bankruptcy, or sale of various financial and other institutions. The impact of these events on our business and the severity of the current economic crisis is uncertain. It is possible that the current crisis in the global credit markets, the financial services industry and the U.S. economy may adversely affect our business, vendors and prospects as well as our liquidity and financial condition.  As a result no assurances can be given as to our ability to increase our customer base and generate positive cash flows.  Although we have been able to raise additional working capital through convertible note agreements and private placement offerings of our common stock, we may not be able to continue this practice in the future or we may not be able to obtain additional working capital through other debt or equity financings. In the event that sufficient capital cannot be obtained, we may be forced to significantly reduce operating expenses to a point that would be detrimental to our business operations and business development activities. These courses of action may be detrimental our business prospects and result in material charges to our operations and financial position.  In the event that any future financing should take the form of the sale of equity securities, the current equity holders may experience dilution of their investments.

USE OF PROCEEDS

Although we may receive cash proceeds from the exercise of warrants related to the issuance of common stock covered by this prospectus, we will not receive any proceeds from the sale of our common stock by the selling stockholders. Any net proceeds from the sale of our common stock offered pursuant to this prospectus will be received by the selling stockholders.  We intend to use the proceeds received by us from the cash exercise of the warrants for working capital and general corporate purposes.

MARKET FOR REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our Common Stock is quoted on the Over the Counter Bulletin Board, referred to as the OTCBB, under the symbol “AUXO.OB”.  As such, the market may be less liquid, receive less coverage by security analysts and news media, and generate lower prices than might otherwise be obtained if they were listed on a national exchange.

The following table presents quarterly information on the high and low sales prices of our Common Stock for the fiscal year ending December 31, 2011 (through March 29, 2011), and the fiscal years ended December 31, 2010 and 2009, furnished by the OTCBB.

	High	Low
Fiscal Year Ending December 31, 2011
First Quarter (through March 29, 2011)	$1.01	$0.70

Fiscal Year Ended December 31, 2010
First Quarter	$1.23	$0.76
Second Quarter	$1.20	$0.90
Third Quarter	$1.25	$0.95
Fourth Quarter	$1.25	$0.66

Fiscal Year Ended December 31, 2009
First Quarter	$0.90	$0.40
Second Quarter	$1.15	$0.65
Third Quarter	$0.75	$0.41
Fourth Quarter	$0.90	$0.50

The high and low sales price for our Common Stock on March 29, 2011, as quoted on the OTCBB, was $0.89.

Holders

On March 29, 2011, we had approximately 112 stockholders of record.

Dividends

We have never paid cash dividends on our Common Stock and do not anticipate paying such dividends in the foreseeable future.  The payment of dividends, if any, will be determined by our Board of Directors in light of conditions then existing, including our financial condition and requirements, future prospects, restrictions in financing agreements, business conditions and other factors deemed relevant by our Board of Directors.

Repurchases

During the fiscal year ended December 31, 2010, we did not repurchase any of our securities.

Securities Authorized for Issuance under Equity Compensation Plans

The following table provides certain information as of December 31, 2010 with respect to our existing equity compensation plans under which our Common Stock is authorized for issuance.

Plan	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuances Under Plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders(1):	5,218,909	$1.01	704,749
Equity compensation plans not approved by security holders(2):	3,362,708	$1.36	-
Total	8,581,617		704,749

(1)	These plans consist of the 2001 Stock Option Plan, the 2003 Stock Option Plan, the 2004 Stock Option Plan and the 2007 Stock Option Plan, as amended.
(2)
From time to time and at the discretion of our Board of Directors, we may issue warrants, stock options or other forms of equity incentives to our key individuals or officers as performance based compensation.  We have also issued warrants another company in connection with a joint marketing agreement.

MANAGEMENT’S DISCUSSION AND ANALYSIS AND RESULTS OF OPERATIONS

Forward Looking Statements

This discussion contains statements regarding operating trends and our beliefs and expectations regarding our future financial performance and future financial condition (which are referred to as “forward looking statements”). The consequences of those operating trends on our business and the realization of our expected future financial results, which are discussed in those statements, are subject to the uncertainties and risks described in this Prospectus under the caption “Risk Factors.” Due to those uncertainties and risks, the duration and effects of those operating trends on our business and our future financial performance may differ, possibly significantly, from those that are currently expected as set forth in the forward looking statements. As a result, you should not place undue reliance on those forward looking statements.

Introduction

The following discussion presents information about our consolidated results of operations, financial condition, liquidity and capital resources and should be read in conjunction with our consolidated financial statements and the notes thereto included elsewhere in this Prospectus.

Overview

We provide integration strategies and outsourced services for print management in healthcare facilities. We help hospitals and health systems reduce expenses and create manageable, dependable document image management programs by managing their back-office processes. The process is initiated through a detailed proprietary Image Management Assessment (“IMA”). The IMA is a strategic, operational and financial analysis that is performed at the customer’s premises using a combination of proprietary processes and innovative web based technology for data collection and report generation. After the IMA and upon engagement, we charge the customer on a per print basis.  This charge covers the entire print management process and fixes this price per print for the term of the contract and places a highly trained resident team on-site to manage the entire process.  We are focused solely on the healthcare industry.

Application of Critical Accounting Policies

The SEC defines critical accounting policies as those that are, in management’s view, most important to the portrayal of our financial condition and results of operations and most demanding of their judgment. Our discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the U.S., which is referred to as GAAP.  The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities.  On an on-going basis, we evaluate these estimates, including those related to stock-based compensation, customer programs and incentives, bad debts, supply inventories, intangible assets, income taxes, contingencies and litigation.  We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.  Actual results may differ from these estimates under different assumptions or conditions.

We consider the following accounting policies to be both those most important to the portrayal of our financial condition and those that require the most subjective judgment:

Revenue Recognition

Revenue consists primarily of fees charged to customers based on the volume of images printed from devices supported under a long-term contract.  Revenue also includes the sale of equipment.  With respect to revenue recognition for multiple deliverables, we evaluated these revenue arrangements and determined that two separate units of accounting exist, recurring service revenue and equipment sale revenue.  The fair value of the service unit of accounting is determined by vendor specific objective evidence.  The fair value of the equipment unit of accounting is determined under the residual method.  If billings for the sale of equipment exceed its fair value, revenue is deferred.

We recognize recurring service revenue over the period the service is performed and revenue from equipment sales is recognized at the time it is placed in service.  We recognize revenue when four basic criteria have been met: (1) persuasive evidence of an arrangement exists, (2) delivery has occurred or services rendered, (3) the fee is fixed or determinable and (4) collectability is reasonably assured.  Amounts billed but not meeting these recognition criteria are deferred until all four criteria have been met.

Stock-Based Compensation

Under the fair value recognition provisions of the authoritative guidance, stock-based compensation cost granted to employees is measured at the grant date based on the fair value of the award and is recognized as expense over the requisite service or performance period, which is the vesting period.  Stock options and warrants issued to consultants and other non-employees as compensation for services to be provided to us are accounted for based upon the fair value of the services provided or the estimated fair value of the option or warrant, whichever can be more clearly determined. We currently use the Black-Scholes option pricing model to determine the fair value of stock options.  The determination of the fair value of stock-based payment awards on the date of grant using an option-pricing model is affected by our stock price as well as assumptions regarding a number of complex and subjective variables.  These variables include our expected stock price volatility over the term of the awards, the expected term of the award, the risk-free interest rate and any expected dividends.

Income Taxes

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amount of tax-related assets and liabilities and income tax expense.  These estimates and assumptions are based on the requirements of the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) relating to accounting for uncertainty in income taxes.  Our policy is to classify interest and penalties related to unrecognized income tax benefits as a component of income tax expense.

We assess whether previously unrecognized tax benefits may be recognized when the tax position is (1) more likely than not of being sustained based on its technical merits, (2) effectively settled through examination, negotiation or litigation, or (3) settled through actual expiration of the relevant tax statutes.  Implementation of this requirement requires the exercise of significant judgment. Recognizing deferred tax assets will increase tax benefits and increase net income.

Impairment of Intangible Assets.

We account for goodwill in accordance with FASB’s authoritative guidance which requires that goodwill and certain intangible assets are not amortized, but are subject to an annual impairment test.  We complete our goodwill impairment test on an annual basis, during the fourth quarter of our fiscal year, or more frequently, if changes in facts and circumstances indicate that impairment in the value of goodwill recorded on our balance sheet may exist.  For purposes of testing the impairment of goodwill, we have one reporting unit.  Our methodology for testing goodwill impairment consists of one, and possibly two steps.  In step one of the goodwill impairment test, we compare our carrying amount (including goodwill) of our entity-wide reporting unit and our fair value based on market capitalization.  Our market capitalization is based on the closing price of our Common Stock as quoted on the OTCBB multiplied by its outstanding shares of Common Stock.  At December 31, 2010, the fair value of the Auxilio based on its market capitalization was approximately $19.5 million, exceeding our book value of approximately $2.5 million.  We do not anticipate any risk of failing step one of the impairment test.  The second step of the impairment test compares the implied fair value of the goodwill with the book value.  We were not required to perform step two since we passed step one.

There was no impairment of goodwill as a result of the annual impairment tests completed during the fourth quarters of 2010 and 2009.  Excluding goodwill, we have no intangible assets deemed to have indefinite lives.

New Customer Implementation Costs

We ordinarily incur additional costs to implement our services for new customers.  These costs are comprised primarily of additional labor and support.  These costs are expensed as incurred, and have a negative impact on our statements of operations and cash flows during the implementation phase.

The above listing is not intended to be a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by accounting principles generally accepted in the U.S., with no need for management’s judgment in their application. There are also areas in which management’s judgment in selecting any available alternative would not produce a materially different result. See our audited financial statements and notes thereto which begin on page F-1 of this Prospectus, which contain accounting policies and other disclosures required by accounting principles generally accepted in the U.S. Please refer to the disclosures in Note 1 of our financial statements for a summary of our significant accounting policies.

Results of Operations

Year Ended December 31, 2010 Compared to the Year Ended December 31, 2009

Net Revenue

Revenues consist of equipment sales and ongoing service and supplies.  Net revenue decreased by $574,904 to $15,407,552 for the year ended December 31, 2010, as compared to the same period in 2009.  Service revenue in2010 totaled approximately $14,700,000 compared to approximately $15,200,000 in 2009.  While we expanded our recurring revenue customer base in our 2010 fiscal year, most of the new customers started service in the last two months of the year, thus their effect on total service revenue is small.  Meanwhile we have renewed or extended several customer service contracts in the last year.  These renewals contain programs to assist the customer in cost reduction.  In certain accounts we have been able to reduce unit price and sales volume which has resulted in lower revenues from these existing customers.  We anticipate this trend to continue but anticipate overall revenue growth as a result of the expansion of our customer base. Equipment revenue remained relatively consistent as it totaled approximately $750,000 in 2010 compared to approximately $800,000 in 2009. We expect the decrease in revenue for equipment over the past two years to continue our focus on recurring service revenue.

Cost of Revenue

Cost of revenue consists of document imaging equipment, parts, supplies and salaries expense for field services personnel.  Cost of revenue was $12,532,193 for the year ended December 31, 2010, as compared to $11,934,706 for the same period in 2009.  We incurred approximately $850,000 in additional staffing and approximately $180,000 in additional travel related costs in connection with the implementation of new customers.  We expect higher cost of revenues at the start of most new customers as we implement our programs with these costs reducing over the term of the contract.  Meanwhile, service and supply costs decreased by approximately $670,000 in 2010 which is reflective of process improvement programs implemented at certain customers that resulted in reduced sales volume.  We anticipate this trend to continue but anticipate overall increase in cost revenues sold as a result of the expansion of our customer base.  We also saw a decrease in our per unit supply costs for certain supplies, including toner.  We cannot be sure this trend will continue.

Sales and Marketing

Sales and marketing expenses include salaries, commissions and expenses of sales and marketing personnel, travel and entertainment, and other selling and marketing costs.  Sales and marketing expenses were $1,566,137 for the year ended December 31, 2010, as compared to $1,323,399 for the same period in 2009.  As a result of several new customer contracts, we paid sales commissions totaling approximately $280,000 in 2010 compared to $10,000 in 2009.  Also included in sales and marketing costs in 2009 is a charge of $76,807 in connection with warrants issued to Sodexo for marketing services under a joint marketing agreement.  There is a similar charge for warrants issued to Sodexo in 2010 of $90,161 in payment for the signing of a new customer contract under the joint marketing agreement.  In 2009 we paid approximately $80,000 in severance payments to a former sales person whereas no such charge occurred in 2010.  We paid a total of approximately $105,000 to marketing consultants in 2010 focusing on brand refresh.

General and Administrative

General and administrative expenses, which include personnel costs for finance, administration, information systems, and general management, as well as facilities expenses, professional fees, legal expenses, and other administrative costs, increased by $198,017 to $2,861,844 for the year ended December 31, 2010, as compared to $2,663,827 for the same period in 2009.  The increase is due to severance costs paid to a former executive in 2010 totaling approximately $135,000, increased executive travel costs in connection with client relations, consulting costs associated with succession planning, human capital management, and higher office equipment and related depreciation as a result of recent closings of new customer contracts.  These increases were partially offset by lower stock based compensation cost in 2010, since we granted less than half as many stock options in the year ended December 31, 2010 compared the previous year.

Other Income (Expense)

Interest expense for the year ended December 31, 2010 was $6,918, compared to $96,747 for the same period in 2009.  The reduction in expense is a result of the early April 2009 payoff of the remaining amounts owing under the Laurus Master Fund loan agreement.

Income Tax Expense

Income tax expense for the year ended December 31, 2010 was $11,479 and for the year ended December 31, 2009 was $2,974.  The increase in 2010 is due primarily to higher charges for state income taxes in an apportioned state that disallows consolidated tax return filings.

Liquidity and Capital Resources

At December 31, 2010, our cash and cash equivalents were $2,249,907 and our working capital was $820,548.  Our principal cash requirements are for operating expenses, including equipment, supplies, employee costs, and capital expenditures and funding of the operations.  Our primary sources of cash are service and equipment sale revenues, the exercise of options and warrants and the sale of Common Stock in compliance with applicable federal and state securities laws.

During the year ended December 31, 2010, cash provided by operating activities was $414,466 as compared to cash provided by operating activities of $1,450,911 for the same period in 2009.  The decrease in cash provided in 2010 compared to 2009 was primarily due to lower revenue in 2010 on renewed contracts with existing customers as well as with new customers, and the collection of a large accounts receivable balance in 2009 for a prior year equipment sale.  Additionally, we have maintained a stable base of customers over this period and continue to benefit from cost savings initiatives in light of the current economic environment.  These initiatives included a freeze on hiring of non-operational staff and a reduction in the use of nonessential legal and professional services.

During the first three months of 2009, we made principal payments to LMF totaling $150,000.  In April 2009, we repaid the remaining principal balance of $1,182,000 under the LMF Loan Agreement.

In addition, in an effort to strengthen our balance sheet we completed a private placement in May 2009 selling 1,416,667 shares of our Common Stock at a purchase price of $0.60 per share with net proceeds of $765,000.

We continue to see growth in its operations through the addition of six new recurring revenue contracts in 2010.  We expect to close additional recurring revenue contracts to new customers in 2011.  Management believes that cash generated from operations along with the funds raised from warrant and option exercises will be sufficient to sustain our business operations over the next twelve months.

Off-Balance Sheet Arrangements

Our off-balance sheet arrangements consist primarily of conventional operating leases, purchase commitments and other commitments arising in the normal course of business, as further discussed below under “Contractual Obligations and Commercial Commitments.” As of December 31, 2010, we did not have any other relationships with unconsolidated entities or financial partners, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Related Party Transactions

On August 10, 2009, the Company entered in to a consulting agreement with John D. Pace, Chairman of our Board of Directors, to provide support to the Company in the capacity of Chief Strategy Officer. The agreement provides that the Company will pay Mr. Pace $6,000 per month as compensation for his services. The agreement expired on December 31, 2010 and was extended for an additional 12 months.  During the fiscal years ended December 31, 2009 and 2010, we paid Mr. Pace $30,000 and $72,000, respectively.

Contractual Obligations and Contingent Liabilities and Commitments

As of December 31, 2010, expected future cash payments related to contractual obligations and commercial commitments were as follows:

	Payments Due by Period
	Total	Within 1 year	Year2-3	Year 4-5	More than 5 years
Long-term debt	$-	$-	$-	$-	$-
Capital leases	134,220	51,587	82,633	-	-
Operating leases	730,168	122,150	317,316	290,702	-
Total	$864,388	$173,737	$399,949	$290,702	$-

BUSINESS

Introduction

Auxilio, Inc. (including our subsidiaries, Auxilio Solutions, Inc. and e-Perception Technologies, Inc., are referred to collectively in this Prospectus, as “Auxilio,” “we,” “our” and “us”) is engaged in the business of providing fully outsourced print management services to the healthcare industry.  Auxilio was incorporated in Nevada on August 29, 1995, under the name Corporate Development Centers, Inc.  As a result of a series of transactions, we changed its name to “Auxilio, Inc.” in April 2004.  Our principal executive offices are located at 26300 La Alameda, Suite 100, Mission Viejo, California 92691.

For more information on Auxilio and its products and services see the section entitled “Principal Products or Services” below or visit our website at www.auxilioinc.com.  The inclusion of our internet address in this Prospectus does not include or incorporate by reference into this Prospectus any information on our website.  Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form –K, amendments to those reports and other filings with the Securities and Exchange Commission (the “SEC”) are generally available through the SEC.  Also, the SEC maintains a website, www.sec.gov, which contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

Background

Auxilio, Inc., a Nevada corporation, was incorporated on August 29, 1995.  We had no significant operations from our incorporation until approximately January 2002.  In January of 2002, our predecessor-in-interest, e-Perception Technologies, Inc. (“e-Perception”), a Human Resources software concern, completed a tender offer with Corporate Development Centers, Inc. (“CDC”), whereby the stockholders of e-Perception received one share of CDC’s common stock for four shares of e-Perception’s common stock.  As a result of the transaction, e-Perception became a wholly owned subsidiary of CDC, and CDC changed its name to “e-Perception, Inc.”  Approximately eighteen months after the completion of the tender offer, e-Perception changed its name to “PeopleView, Inc.” and traded on the Over-The-Counter Bulletin Board (“OTCBB”) under the symbol “PPVW.”  From approximately January 1, 2003 through March 31, 2004, we developed, marketed and supported web based assessment and reporting tools and provided consulting services that enabled companies to manage their human capital management needs in real-time.

In March of 2004, we entered into an asset purchase and sale agreement with Workstream, Inc. (“Workstream”) whereby we sold to Workstream substantially all of our assets, including, among other things, our software products and related intellectual property, its accounts receivable, certain computer equipment, customer lists, and the “PeopleView, Inc.” name.  Pursuant to the asset purchase and sale agreement, as modified by an addendum, we received cash consideration in the amount of $250,000, 246,900 shares of Workstream’s common stock, and a warrant to purchase an additional 50,000 shares of Workstream’s common stock at an exercise price of $3.00 per share.

On April 1, 2004, we acquired Alan Mayo and Associates, Inc. dba The Mayo Group (“TMG”), a managed print company.  TMG provided outsourced print management services to healthcare facilities throughout California, which services we provide as the successor-in-interest to TMG.  After we acquired TMG, we changed our name to “Auxilio, Inc.” and changed the name of TMG’s former subsidiary to “Auxilio Solutions, Inc.”  Our Common Stock currently trades on the OTCBB under the symbol AUXO.OB.

Principal Products and Services

We are engaged in the business of providing fully-outsourced managed print services to the healthcare industry, working exclusively with hospitals throughout the United States. Auxilio is vendor independent and provides intelligent solutions, a risk free program and guaranteed savings.  Auxilio assumes all costs related to print business environments through customized streamlined and seamless integration of services at predictable fixed rates.

We help hospitals and health systems reduce expenses and create manageable, dependable document image management programs by managing their back-office processes.  The process is initiated through a detailed proprietary assessment.  The assessment is a strategic, operational and financial analysis that is performed at the customer’s premises using a combination of proprietary processes and innovative technology for data collection and report generation.  After the assessment and upon engagement, we charge the customer on a per print basis.  This charge covers the entire print management process and fixes this price per print for the term of the contract and places a highly trained resident team on-site to manage the entire process.

Competition

We operate in a highly competitive market.  The majority of the competition in the healthcare industry market for print management services comes from the large photocopy/multi-functional digital device manufacturers such as Xerox, Canon, Konica Minolta, Ricoh and Sharp.  The competitive landscape also contains a number of regional and local equipment dealers and distributors that exist in the communities which the hospitals serve.  In addition, we compete with in-house departments performing the functions that we are seeking to have them outsource to us.

Nevertheless, our analysis of the competitive landscape shows a very strong opportunity for fully outsourced managed print services to the healthcare industry, and we believe that we have a strong competitive position in the marketplace due to a number of important reasons:

•
We are entirely focused on the healthcare industry.  No other vendor/service provider has its entire business dedicated to solving issues within the healthcare industry with the expertise and knowledge base unmatched in the market.

•
We have a unique approach to providing fully outsourced print management programs.  Our program is completely outsourced and hospitals need only pay a single invoice.  We operate the print management process as a department in the hospital with full-time staff on-site.  In contrast, vendors and dealers in the vast majority of instances have multiple small and large customers in a geographic area to which they are providing services, which result in major delays in providing service and supplies to the hospitals.

•	By focusing solely on the hospital campus, we enjoy much lower turn-around times for service, greater up sell opportunities and a much deeper service relationship with the customer.

•
We are not restricted to any single equipment vendor, which allows us to bring the best hardware and software solutions to our customers.  Our approach is to use the best technology to provide a solution in the best manner possible without any prejudice as to equipment.

•
We maintain a daily connection with the hospital, which allows us to provide a detailed strategy and plan on equipment acquisitions saving the organization a great deal of time, effort and money in this process.

Customers

Most of our customers are hospitals.  The loss of any key customer could have a material adverse effect upon our financial condition, business, prospects and results of operation.  During the year ended December 31, 2010, our four largest customers represented approximately 70% of our revenues.

Intellectual Property

We maintain a database that contains information related to our current and prospective customers’ image and document outputs for certain periods of time, image and document outputs for each piece of machinery maintained at the customer and trends for each of the foregoing.  Our database allows us to anticipate our customers’ future needs and to meet those needs.

We have not applied or been granted any patents with respect to our technology or processes as such intellectual property related to document and image management, in addition to document and image processing.  We have trademarked certain process documents and related marketing documents.  The most valuable of which is the Image Management Maturity Model (IM3™), which allows us to detail processes and offer a service that is duplicable in distributed regions.

Employees

As of December 31, 2010, we had 101 full-time employees, including 87 employees engaged in providing services, six employees engaged in sales and marketing, and eight employees engaged in general and administrative activities.  Our employees are not represented by any collective bargaining agreement, and we have never experienced a work stoppage.  We believe our employee relations are good.

Properties

We lease approximately 6,824square feet of office space in one building located in Mission Viejo, California.  The lease terminates in September, 2015.We expect that the current leased premises will be satisfactory until the future growth of our business operations necessitates an increase in office space.  There is an ample supply of office space in the Orange County, California area and we do not anticipate any problem securing additional space if and when necessary.

Legal Proceedings

We are not a party to any material legal proceedings, nor has any material proceedings been terminated during the fiscal year ended December 31, 2010.

DIRECTORS AND EXECUTIVE OFFICERS

The following sets forth the name, age and position of each of our directors and executive officers as of March 30, 2011:

Name	Age	Position with the Company
Edward B. Case	59	Director, Chairman of the Audit Committee
Joseph J. Flynn	45	Director, Chief Executive Officer, President
Michael Joyce	68	Director, Chairman of the Compensation Committee
John D. Pace	57	Director, Chairman of the Board and Member of the Compensation Committee
Max Poll	64	Director, Member of the Audit Committee
Mark St. Clare	64	Director, Member of the Audit Committee
Michael Vanderhoof	51	Director, Member of the Compensation Committee
Paul T. Anthony	40	Chief Financial Officer
Simon Vermooten	50	Executive Vice President - Solutions

Edward B. Case, 59. Mr. Case has over 28 years experience leading healthcare, academic and community organizations.  Since January 2006, he has served as the Executive Vice President and Chief Financial Officer for The Rehabilitation Institute of Chicago (“RIC”) where he provides leadership and oversight for all aspects of the Institute.  From December 2003 to December 2005, Mr. Case was the President and Owner of Healthcare Resource Associates, a leading provider of business process outsourcing services focused on cash flow improvements for hospitals and physicians.  Mr. Case has also served as Chief Executive Officer and President of Presbyterian Healthcare, as well as Chief Executive Officer and Chief Financial Officer of BJC Health Systems, and Chief Financial Officer at St. John’s Mercy Medical Center.  Mr. Case has served as a member of the Company’s Board of Directors since January 2006.

Mr. Case’s extensive healthcare industry financial leadership background provides the Board substantial financial and accounting expertise.  Having served as the Chief Executive Officer and Chief Financial Officer of healthcare enterprises, Mr. Case brings to the Board strong accounting and financial oversight required for our financial reporting and enterprise and operational risk management.

Joseph J. Flynn, 45.  Mr. Flynn has been a member of the Company’s Board of Directors since 2003 and has served as the Company’s President and Chief Executive Officer since September 2009.  This is his second term as the Chief Executive Officer and President of the Company, having previously served in this capacity from 2004 to 2006.  As our Chief Executive Officer, Mr. Flynn is responsible for executive management and leadership, strategic direction and stockholder relations.  Mr. Flynn has over 20 years of experience in leading large international service operations in business media, software, and technology firms.  During his hiatus from the Company, Mr. Flynn was the Vice President of the Sport Group for the Nielsen Company.

Mr. Flynn experience in service based organizations together with his historical perspective of the Company has given him extensive knowledge of the business model and brings leadership and unique perspective to the Board.

Michael Joyce, 68.  Mr. Joyce has more than 30 years of experience in automotive and automotive related industries.  Prior to his retirement in 1998, Mr. Joyce was President, Chief Executive Officer, and a principal owner of Pacific Baja Light Metals, Inc., a manufacturer of aluminum wheels and other machined aluminum castings of the automotive industry.  Pacific Baja has manufacturing facilities in the United States and Mexico.  From 1971 to 1983, Mr. Joyce held various management positions with Rockwell International, the last as Vice President and General Manager of its Western Wheel Division, a manufacturer of aluminum wheels.  Currently at Superior Industries Inc. in Van Nuys, California, Mr. Joyce serves on the Compensation/Benefits Committee of the Board of Directors.  Mr. Joyce holds a degree in Physics from Kent State University and an MBA from Ohio State University.  Mr. Joyce has served as a member of the Company’s Board of Directors since June 2007.

Mr. Joyce brings corporate governance expertise to the Board garnered through his leadership positions and board service with other entities.  His experience and qualifications provide sound governance leadership to the Board.

John D. Pace, 57.  Mr. Pace is the Non-executive Chairman of the Board and Chief Strategy Officer.  He spent 25 years with ServiceMaster Management Services which provided outsourced services to healthcare.  Mr. Pace served there in a variety of senior leadership roles, the last as Executive Vice President for the West.  Mr. Pace retired from ServiceMaster in March 2002.  Mr. Pace has served as a member of the Company’s Board of Directors since 2004 and is a member of the compensation committee.

Mr. Pace’s career experience in leading a division of a successful Fortune 500 company that  provided outsource services to healthcare, brings to the Board insight and knowledge in industry and Company operations.  His background is an asset in strategic planning to the Company.

Max Poll, 64.  Mr. Poll most recently served as President and Chief Executive Officer of Scottsdale Healthcare, where he retired from in October 2005.  He has been in health care administration for over 30 years and has held the positions of President & Chief Executive Officer of Barnes Hospital in St. Louis, Missouri, the primary teaching affiliate of Washington University School of Medicine; Administrator & Chief Executive Officer of Boone Hospital Center, Columbia, Missouri; and Assistant Director of St. Luke’s Hospital, Kansas City, Missouri.  Mr. Poll received his Bachelors of Business Administration from Western Michigan University, and his Masters of Hospital Administration from the University of Minnesota.  His activities have included board, committee membership, and officer positions on metropolitan, state and national health organizations, including the American Hospital Association, Association of American Medical Colleges, and Voluntary Hospitals of America, Inc.  Mr. Poll is a Fellow in the American College of Healthcare Executives, and currently is a board member of the International Genomics Consortium and serves as its Executive Advisor.  He is also a founder and director of Goldwater Bank in Scottsdale, Arizona.  Mr. Poll has served as a member of the Company’s Board of Directors since 2005.

Mr. Poll’s career as a leader of various healthcare organizations provides the Board invaluable substantial operational expertise.

Mark St. Clare, 64.  Mr. St. Clare’s background as a Board Member, Chief Financial Officer and Sr. Technology Executive includes successful leadership and management results in a number of segments of the technology industry.  These experiences have involved IPO’s, venture capital funded startups, high growth international companies, and extensive Wall Street contacts.  He has been responsible for the financial, IT and legal operations at private start up operations as well as large public high growth international companies and has managed multiple acquisitions.  Mr. St. Clare most recently served as Chief Financial Officer of Access 360 where he retired from in October 2002.  As a board member and chair of the audit committee of Websense, Inc., he has been deeply involved in SOX 404 issues.  He is also a member of their audit and governance committees.  Mark St. Clare has also served as an Advisory Board Member at a previous security software company. Mr. St. Clare has served as a member of the Company’s Board of Directors since June 2007.

Mr. St. Clare’s career as executive with technology based companies provides the Board invaluable business strategy expertise.  As a financial executive with proven management skills, Mr. St. Clare brings to the Board strong accounting and financial oversight required for our financial reporting and enterprise and operational risk management.  Having served in corporate leadership positions and audit committees of other public companies, Mr. St Clare is valuable to the Board with respect to exercising control and oversight of our financial reporting.

Michael Vanderhoof, 51.  Mr. Vanderhoof is Chairman of Cambria Asset Management LLC and a principal in Cambria Investment Fund LP. Cambria Asset Management is the holding corporation for Cambria Capital LLC, a FINRA registered broker dealer with offices in Los Angeles, San Francisco and Salt Lake City.  Cambria Investment Fund LP provides bridge loans and equity financing to early stage developing companies.  Mr. Vanderhoof is a board member of Bionovo, Inc.  He has over twenty years experience in the capital markets.  From 1998 to present, he has advised various private and public companies on capital formation, mergers and acquisitions and financing.  From 1993 to 1997, Mr. Vanderhoof was a trader on a trading desk that made markets in over 200 OTC companies.  His career began in 1985 as an Account Executive for a FINRA broker-dealer firm in Salt Lake City, Utah.  Mr. Vanderhoof has served as a member of our Board of Directors since 2001.

Mr. Vanderhoof’s background in entrepreneurial investment brings to the Board strategic planning and risk management skills that are important to the implementation of our growth strategies and oversight of the Company and operational risk management.

Paul T. Anthony, 40.  Paul T. Anthony was hired as the Chief Financial Officer effective January 3, 2005.  Prior to joining the Company, Mr. Anthony served as Vice President, Finance and Corporate Controller with Callipso, a provider of voice-over IP based network services.  During his tenure at Callipso, Mr. Anthony was responsible for all of the financial operations including accounting, finance, investor relations, treasury, and risk management.  Before joining Callipso, Mr. Anthony was the Controller for IBM-Access360, a provider of enterprise software.  Mr. Anthony joined Access360 from Nexgenix, Inc. where he served as Corporate Controller.  Prior to this, Mr. Anthony held numerous positions in Accounting and Finance at FileNET Corporation, a provider of enterprise content management software applications.  Mr. Anthony started his career at KPMG Peat Marwick LLP in Orange County in the Information, Communications & Entertainment practice.  He is a certified public accountant and holds a Bachelor of Science in Accounting from Northern Illinois University.

Simon Vermooten 50. Simon Vermooten joined Auxilio in 2007. He currently is the Executive Vice President – Solutions. Mr. Vermooten has over 25 years’ experience in key positions with a number of global copy/print manufacturers and service companies, including Lexmark International and IKON, his professional responsibilities included developing business and print strategy solutions for clients such as Boeing, Bank of America, Kaiser Permanente, the US Navy and the US Department of Veterans Affairs. Simon graduated from the University of Surrey in England, earning a BSc in Business and Hotel Management and a BA in Marketing. He also holds an MBA in Global Management and is a certified Six Sigma Process Professional.

Director Independence

The Board of Directors has affirmatively determined that the following members of the Board of Directors meet the definition of “independent” set forth in the NASDAQ corporate governance listing standards:  Edward B. Case, Michael Joyce, Max Poll and Mark St. Clare.

LIMITATION ON LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICERS

Under the Nevada General Corporation Law, our Articles of Incorporation, and our Bylaws, our directors will have no personal liability to us or our stockholders for monetary damages incurred as the result of the breach or alleged breach by a director of his "duty of care." This provision does not apply to the directors' (i) acts or omissions that involve intentional misconduct or a knowing and culpable violation of law, (ii) acts or omissions that a director believes to be contrary to the best interests of the corporation or its stockholders or that involve the absence of good faith on the part of the director, (iii) approval of any transaction from which a director derives an improper personal benefit, (iv) acts or omissions that show a reckless disregard for the director's duty to the corporation or its stockholders in circumstances in which the director was aware, or should have been aware, in the ordinary course of performing a director's duties, of a risk of serious injury to the corporation or its stockholders, (v) acts or omissions that constituted an unexcused pattern of inattention that amounts to an abdication of the director's duty to the corporation or its stockholders, or (vi) approval of an unlawful dividend, distribution, stock repurchase or redemption. This provision would generally absolve directors of personal liability for negligence in the performance of duties, including gross negligence.

The effect of this provision in our Articles of Incorporation and Bylaws is to eliminate our rights and the rights of our stockholders (through stockholder's derivative suits on behalf of Auxilio) to recover monetary damages against a director for breach of his fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior) except in the situations described in clauses (i) through (vi) above. This provision does not limit nor eliminate the rights of Auxilio or any stockholder to seek non-monetary relief such as an injunction or rescission in the event of a breach of a director's duty of care. In addition, our Bylaws provide that if the Nevada General Corporation Law is amended to authorize the future elimination or limitation of the liability of a director, then the liability of the directors will be eliminated or limited to the fullest extent permitted by the law, as amended. The Nevada General Corporation Law grants corporations the right to indemnify their directors, officers, employees and agents in accordance with applicable law.

Insofar as indemnification for liabilities under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the provisions described above, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by our director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter as been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

EXECUTIVE AND DIRECTOR COMPENSATION AND OTHER INFORMATION

Executive Compensation

Summary Compensation Table

The following table discloses the compensation received in each of the last two fiscal years by (i) our Chief Executive Officer of the Company during the last fiscal year and (ii) the two other most highly compensated executive officers or individuals in addition to the Chief Executive Officer, serving as of the most recently completed fiscal year..

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)	Option Awards ($)(2)	All Other Compensation ($)(3)	Total ($)
Joseph J. Flynn (4)	2010	$250,000	$100,000	-	$26,337	-	$376,337
Chief Executive Officer and President	2009	$84,295	$18,332	-	$87,758	-	$190,385

Paul T. Anthony (5)	2010	$203,500	$66,167	-	$109,287	$6,611	$385,565
Chief Financial Officer	2009	$185,000	$54,846	-	$162,392	$6,611	$408,849

Simon Vermooten (6)	2010	$175,000	$115,000	-	$56,861	-	$346,861
Senior Executive Vice President - Sales	2009	$144,458	$41,376	-	$17,115	-	$202,949

(1)	Bonuses include amounts earned by the individual and accrued by the Company in the year listed but paid to the individual in the subsequent year.

(2)
A discussion of the methods used in calculation of these values may be found in Note 7 to the consolidated financial statements beginning on page F-1 of this Prospectus, which reflects the dollar amount recognized for financial statement reporting purposes with respect to the fiscal year computed in accordance with ASC Topic 718, excluding the forfeiture assumption.

(3)	For Mr. Anthony, includes reimbursement for medical insurance payments made directly by him.

(4)	On August 31, 2009, Mr. Flynn rejoined the Company as our Chief Executive Officer.

(5)	In January 2005, Mr. Anthony joined the Company as our Chief Financial Officer.

(6)	Mr. Vermooten joined the Company in 2007.

Narrative to Summary Compensation Table

On August 5, 2009 the Board of Directors appointed Mr. Joseph J. Flynn as President and Chief Executive Officer effective August 31, 2009.  Mr. Flynn has served as a member of the Board of Directors since 2003.  He previously held the position of President and Chief Executive Officer for the Company from 2003 to 2006, having resigned to take a position as the Vice President of the Sport Group for the Nielsen Company.  In connection with his appointment as President and Chief Executive Officer, the Company and Mr. Flynn entered into that certain Executive Employment Agreement, effective as of August 31, 2009, with the Company (the “Flynn Employment Agreement”).  The Flynn Employment Agreement provides that Mr. Flynn will be employed by the Company as President and Chief Executive Officer, for an initial term beginning on August 31, 2009 and ending on December 31, 2011, at an initial base salary of $250,000, up to $100,000 per year incentive compensation and options for 250,000 shares as more specifically set forth in the Flynn Employment Agreement.  Upon termination of Mr. Flynn’s employment by the Company other than for cause or by Mr. Flynn for good reason, the Company shall continue paying Mr. Flynn’s salary for six (6) months and accelerate the vesting of Company options and/or warrants issued to Mr. Flynn.  Mr. Flynn’s bonus for the fiscal year ended December 31, 2010 will be paid in two parts, half of which is to be paid in August 2010 and the remainder to be paid in February 2011. The Compensation Committee set Mr. Flynn’s base salary at $261,250 for the fiscal year ending December 31, 2011.  Mr. Flynn may also earn up to $100,000 in annual bonus, with 33.33% payout for closing six new customer contracts before the end of 2011, 33.33% for hitting revenue targets and 33.33% payout for achieving gross margin targets. In addition, Mr. Flynn will participate in a bonus and option pool that will be allocated at the Board’s discretion based on the following.  For every new contract beyond six contracts in 2011, a pool of $25,000 and 25,000 options should be granted with a strike price for the options on the day they are earned, the date in which the contracts are signed and delivered.

Mr. Flynn’s 2009 Executive Bonus Plan, whereby he was eligible for a maximum bonus of $33,333 with $13,351 earned if the Company booked at least $20 million in new contracts from August through December 2009 and $18,332 earned if the Company had gross margins from existing businesses of at least 24 percent from August through December 2009.  These bonus amounts were each reduced to a 50 percent payout if the actual performance fell short of the target by 15 percent or less.  There was no payout if the actual performance fell short by more than 15 percent.  The Company did not reach the new contract target of $20 million and therefore no bonus was paid for this amount.  The Company did achieve its target of 24% gross margins from existing accounts and as a result Mr. Flynn was paid $18,332.

Mr. Flynn’s 2010 Executive Bonus Plan, whereby he was eligible to receive an annual bonus of $100,000, is based on the following; 50% if four new customer contracts are closed in 2010 and 50% if the Company has gross margins from existing businesses of at least 24 percent in 2010.  The Company did achieve both targets and as a result Mr. Flynn was paid $100,000.

In addition, Mr. Flynn is eligible to participate in an option pool that will be allocated at the discretion of the Board of Directors based on the following.  For every new contract beyond four contracts in 2010, a pool of 50,000 options should be granted with a strike price of the day they are earned, the date in which the contracts are executed.  Mr. Flynn received an option for 50,000 shares on December 31, 2010.

On March 15, 2006, the Company entered into an employment agreement with Paul T. Anthony to serve as Chief Financial Officer and Corporate Secretary.  This new agreement was effective January 1, 2006, had a term of two years, and provided for a base annual salary of $170,000.  Mr. Anthony received 75,000 options and an annual bonus when certain earnings and revenue targets were accomplished.  In November of 2007, the Company entered in to a new employment agreement with Mr. Anthony, to continue to serve as the Company’s Chief Financial Officer effective January 1, 2008.  The employment agreement has a term of two years, and provides for a base annual salary of $170,000 in year one and $185,000 in year two.  Mr. Anthony also participated in the Executive Bonus Plan whereby he was eligible to receive an annual bonus of 2.5% of positive EBITDA up to $3.5 million and 3.0% of EBITDA for amounts over $3.5 million.  In 2009 the Compensation Committee adjusted the Executive Bonus Plan.  Under the new plan, Mr. Anthony could earn a maximum bonus of $42,900 with $21,450 earned if the Company books $20 million in new contracts in 2009 and $21,450 earned if the Company had gross margins from existing businesses of 24 percent in 2009.  These bonus amounts were each reduced to a 50 percent payout if the actual performance falls short of the target by 15 percent or less.  There was no payout if the actual performance falls short by more than 15 percent.  The Company did not reach the new contract target of $20 million and therefore no bonus was paid for this amount.  The Company did achieve its target of 24% gross margins from existing accounts and as a result Mr. Anthony was paid the $21,450 plus an additional $4,258 that was allocated but not paid to departed executives.  Mr. Anthony also could earn periodic commissions of 3.0% of the net cash flow from equipment sales up to $2.5 million annually and a 3.6% commission for amounts over $2.5 million.  Mr. Anthony earned $29,138 during 2009 related to commissions.  The Company could terminate Mr. Anthony’s employment under this agreement without cause at any time on thirty days’ advance written notice, at which time Mr. Anthony would receive severance pay for six months and be fully vested in all options and warrants granted to date.

On April 2, 2010, the Company finalized and entered in to a new employment agreement with Mr. Anthony, to continue to serve as our Chief Financial Officer effective January 1, 2010.  The employment agreement has a term of two years, and provides for a base annual salary of $203,500.  Mr. Anthony also participates in the Executive Bonus Plan whereby he is eligible to receive an annual bonus of $60,000, 50% if 4 new customer contracts are closed in 2010 and 50% if the Company has gross margins from existing businesses of 24 percent in 2010.  The Company did achieve both targets and as a result Mr. Anthony was paid $60,000.

In addition, Mr. Anthony is eligible to participate in an option pool that will be allocated at the Chief Executive Officer’s discretion based on the following.  For every new contract beyond 4 contracts in 2010, a pool of 50,000 options should be granted with a strike price of the day they are earned, the date in which the contracts are executed.  Mr. Anthony received an option for 50,000 shares on December 31, 2010.

The Board of Directors also awarded Mr. Anthony an option for 150,000 shares in November, 2010.

Outstanding Equity Awards at 2010 Fiscal Year End (1)

		Option and Warrant Awards
Name	Type of Instrument	Number of Securities Underlying Unexercised Options and Warrants Exercisable (#)	Number of Securities Underlying Unexercised Options and Warrants Unexercisable (#)(2)	Number of Securities Underlying Unexercised Options and Warrants	Equity Incentive Plan Awards	Exercise Price ($)	Expiration Date
Joseph J. Flynn	Warrant	250,000	-	-	-	$0.55	3/31/2011
	Option	83,333	-	-	-	$0.75	5/15/2013
	Option	83,333	-	-	-	$0.90	5/28/2014
	Option	100,000	-	-	-	$1.40	2/2/2016
	Option	7,500	-	-	-	$0.71	7/1/2017
	Option	5,000	-	-	-	$1.25	11/8/2017
	Option	3,333	1,667	-	-	$1.70	4/2/2018
	Option	1,667	833	-	-	$1.83	5/8/2018
	Option	1,667	833	-	-	$1.80	8/7/2018
	Option	1,667	833	-	-	$2.15	9/2/2018
	Option	1,667	833	-	-	$0.78	11/1/2018
	Option	833	1,667	-	-	$0.55	2/5/2019
	Option	833	1,667	-	-	$0.55	3/19/2019
	Option	833	1,667	-	-	$1.01	5/7/2019
	Option	84,167	168,333	-	-	$0.60	8/5/2019
	Option	833	1,667	-	-	$0.80	11/5/2019
	Option	-	50,000	-	-	$1.01	12/31/2020

Paul T. Anthony	Option	75,000	-	-	-	$1.40	2/2/2016
	Option	120,000	-	-	-	$0.47	11/9/2017
	Option	150,000	-	-	-	$1.25	11/8/2017
	Option (3)	-	150,000	-	-	$0.55	3/19/2019

Option	83,333	166,667	-	-	$0.80	11/5/2019
Option	-	150,000	-	-	$1.05	11/4/2020
Option	-	50,000	-	-	$1.01	12/31/2020

Simon Vermooten	Option	125,000	-	-	-	$0.71	7/1/2017
	Option	25,000	-	-	-	$1.25	11/8/2017
	Option(3)	-	50,000	-	-	$0.55	3/19/2019
	Option	-	100,000	-	-	$1.05	8/4/2020

(1)
Options and warrants shown in this table were granted between 2003 and 2010.  There have been no stock awards granted to any Named Executive Officer.  As such, these columns are omitted from this Table of Outstanding Equity Awards.

(2)
All options except those marked with a (3) vest in cumulative annual installments of one-third of the shares commencing one year from the date of grant.  Warrants were performance based and vested at the discretion of the Board of Directors.

(3)
Options granted on March 19, 2009 were to vest based on two performance measures related to the Company’s revenue and EBITDA in fiscal year 2010.  The performance measures were not achieved, thus these options did not vest.  These options were cancelled in 2011.

Director Compensation For the Fiscal Year Ended December 31, 2010

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Edward B. Case	—	—	14,454	—	—	—	14,454
Michael Joyce	—	—	12,814	—	—	—	12,814
John D. Pace (1)	72,000	—	12,814	—	—	—	84,814
Max Poll	—	—	11,689	—	—	—	11,689
Mark St. Clare	—	—	14,454	—	—	—	14,454
Michael Vanderhoof	—	—	12,813	—	—	—	12,813

(1)	John D. Pace earned fees for additional services rendered under a consulting agreement. See further disclosure under Certain Relationships and Related Transactions.

(2)
A discussion of the methods used in calculation of these values may be found in Note 6 to the consolidated financial statements beginning on page F-1 of this Prospectus, which reflects the dollar amount recognized for financial statement reporting purposes with respect to the fiscal year computed in accordance with ASC Topic 718, excluding the forfeiture assumption.

Narrative to Director Compensation Table

The Company compensates its non-employee directors for their service on the Board of Directors with an initial grant of an option to purchase 25,000 shares of Common Stock.  Each outside director also receives an option to purchase 2,500 shares of Common Stock for each board meeting and committee meeting attended. In 2011, the Compensation Committee increased the option that each outside director acting as Chairperson of the Audit Committee and Compensation Committee to 3,500 per meeting attended.

BENEFICIAL OWNERSHIP OF SECURITIES

The following table and the notes thereto set forth certain information regarding the beneficial ownership of our Common Stock as of March 31, 2011, by (i) each current director; (ii) each executive officer named in the summary compensation table included herein who was serving as an executive officer at the end of fiscal 2010; (iii) all our current directors and executive officers as a group; and (iv) each person who is known by us to be a beneficial owner of five percent or more of our Common Stock.  This agreement was extended to December 31, 2011.

	Shares Beneficially Owned
Name and Address of Beneficial Owner (1)	Number (2)	Percent
Paul T. Anthony	475,483	2.4
Edward B. Case (3)	131,000	*
Joseph J. Flynn (4)	747,668	3.7
Michael Joyce (5)	107,500	*
John Pace (6)	138,705	*
Max Poll (7)	165,000	*
Mark St. Clare (8)	84,500	*
Michael Vanderhoof (9)	1,358,080	7.0
Simon Vermooten	150,000	*
All directors and executive officers, as a group (10)	3,208,436	13.7

*	Less than 1% of the outstanding shares of Common Stock.

(1)	The address for all officers and directors is 26300 La Alameda, Suite 100, Mission Viejo, CA 92691.

(2)
Unless otherwise indicated, the named persons possess sole voting and investment power with respect to the shares listed (except to the extent such authority is shared with spouses under applicable law).  The percentages are based upon 19,336,651 shares outstanding as of March 31, 2011, except for certain parties who hold options and warrants that are presently exercisable or exercisable within 60 days whose percentages are based upon the sum of shares outstanding as of March 31, 2011 plus the number of shares subject to options and warrants that are presently exercisable or exercisable within 60 days held by them, as indicated in the following notes.

(3)	Includes 7,500 shares subject to stock options exercisable within 60 days.

(4)	Includes 250,000 shares subject to stock warrant agreements and 3,333 shares subject to stock options exercisable within 60 days.

(5)	Includes 4,167 shares subject to stock options exercisable within 60 days.

(6)	Includes 3,333 shares subject to stock options exercisable within 60 days.

(7)	Includes 7,500 shares subject to stock options exercisable within 60 days.

(8)	Includes 7,500 shares subject to stock options exercisable within 60 days.

(9)
Michael Vanderhoof is a principal in Cambria Investment Fund, L.P.  Cambria Investment Fund, L.P. currently owns 80,000 shares of Common Stock and holds warrants to purchase 426,667 shares of the Common Stock.  Mr. Vanderhoof expressly disclaims beneficial ownership of these stocks and warrants, except to the extent he has a pecuniary interest therein resulting from his position as a principal of Cambria Investment Fund, L.P. Mr. Vanderhoof is also a principal in Avintaquin Capital, LLC which currently owns 316,667 shares of Common Stock.  Mr. Vanderhoof expressly disclaims beneficial ownership of these stocks and warrants, except to the extent he has a pecuniary interest therein resulting from his position as a principal of Avintaquin Capital, LLC.  Includes 4,167 shares subject to stock options exercisable within 60 days.

(10)	Includes 252,500 shares subject to stock warrant agreements.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In August 2009, we entered into a consulting agreement with Mr. Pace.  The agreement provides that the Company will pay Mr. Pace $6,000 per month as compensation for his services.  The agreement expired on December 31, 2010.  Total cash compensation to Mr. Pace for the years ended December 31, 2009 and 2010 was $30,000 and $72,000, respectively.  This agreement was extended to December 31, 2011.

The Company believes that the foregoing transactions were in its best interests.  As a matter of policy, these transactions were and all future transactions between the Company and its officers, directors, principal stockholders or their affiliates will be approved by a majority of the disinterested members of the Board of Directors, on terms no less favorable than could be obtained from unaffiliated third parties and in connection with bona fide business purposes of the Company.

DESCRIPTION OF SECURITIES

This section summarizes our authorized and outstanding securities and certain of the provisions of our Articles of Incorporation and our Bylaws.

Description of Capital Stock

The following description of our capital stock and provisions of our certificate of incorporation and bylaws are summaries and are qualified by reference to our certificate of incorporation and bylaws, respectively. A copy of our Articles of Incorporation was filed as exhibit 3.1 to our Form 10-KSB filed with the SEC on April 19, 2005. A copy of our Bylaws has been filed with the SEC as an exhibit to our Form 10-SB filed with the SEC on October 1, 1999.  Our common stock is not currently traded on any securities exchange and instead is quoted on the OTC Bulletin Board under the symbol “AUXO.OB.”

General background

Our authorized capital stock consists of 33,333,333 shares of common stock, par value $.001 per share.  As of March 30, 2011, we had issued and outstanding 19,336,651 shares of common stock, held by approximately 112 stockholders of record. As of such date, we had outstanding options to purchase 5,003,902 shares of our common stock, warrants to purchase approximately 3,362,708 shares of common stock.

Common Stock

Voting, Dividend and Other Rights. Each outstanding share of common stock will entitle the holder to one vote on all matters presented to the stockholders for a vote. Holders of shares of common stock will have no preemptive, subscription or conversion rights. All shares of common stock to be outstanding following this offering will be duly authorized, fully paid and non-assessable. Our Board of Directors will determine if and when distributions may be paid out of legally available funds to the holders. We have not declared any cash dividends during the past fiscal year with respect to the common stock. Our declaration of any cash dividends in the future will depend on our Board of Directors' determination as to whether, in light of our earnings, financial position, cash requirements and other relevant factors existing at the time, it appears advisable to do so. In addition, our loan agreement with Laurus does not allow us to directly or indirectly declare or pay any dividends so long as our secured convertible term note to Laurus remains outstanding.

Rights Upon Liquidation. Upon liquidation each outstanding share of common stock may participate pro rata in the assets remaining after payment of, or adequate provision for, all our known debts and liabilities.

Majority Voting.  The holders of a majority of the outstanding shares of common stock constitute a quorum at any meeting of the stockholders. A plurality of the votes cast at a meeting of stockholders elects our directors. The common stock does not have cumulative voting rights. Therefore, the holders of a majority of the outstanding shares of common stock can elect all of our directors. A majority of the votes cast at a meeting of stockholders must authorize stockholder actions other than the election of directors.

Warrants

As of March 30, 2011, we had issued and outstanding warrants to purchase approximately 3,362,708 shares of common stock.  The warrants provide for adjustments to the number of shares of common stock issuable under the warrants equivalent to the adjustments applicable to all shares of common stock in the event of any merger, consolidation, sale of all or substantially of our assets, reorganization, reclassification, stock dividends, stock splits or other changes in our capital structure.

Number of Shares issuable pursuant to Warrants	Exercisable Until	Exercise Price
250,000	March 31, 2011	$ 0.55
611,041	April 7, 2013	$ 1.96
360,000	October 25, 2013	$ 0.46
2,000,000	June 2, 2014	$ 1.50
141,667	May 12, 2016	$ 0.60

Anti-Takeover Effects of Certain Provisions of Nevada Law and Our Articles of Incorporation and Bylaws

Certain provisions of Nevada law, our Articles of Incorporation and our Bylaws contain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions, which are summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquiror outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms, and increased value to our stockholders.

Limits on Ability of Stockholders to Call a Special Meeting or Act by Written Consent

Our bylaws provide that, unless otherwise required by law, special meetings of the stockholders may be called only by the our board of directors, , the president, or the secretary of the Company, or by the request of the holders of the shares entitled to cast at least 50% of the votes at such meeting.

Business Combinations Act

We are subject to Nevada’s anti-takeover law, commonly known as the Business Combinations Act. This law provides that specified persons who, together with affiliates and associates, own, or within three years did own, 10% or more of the outstanding voting stock of a corporation cannot engage in specified business combinations with the corporation for a period of three years after the date on which the person became an interested stockholder. The law defines the term business combination” to encompass a wide variety of transactions with or caused by an interested stockholder, including mergers, asset sales and other transactions in which the interested stockholder receives or could receive a benefit on other than a pro rata basis with other stockholders. This provision has an anti-takeover effect for transactions not approved in advance by our board of directors, including discouraging takeover attempts that might result in a premium over the market price for the shares of our common stock.

Control Shares Act

Nevada law provides that, in certain circumstances, a stockholder who acquires a controlling interest in a corporation, defined in the statute as an interest in excess of a 1/5, 1/3 or 1/2 interest, has no voting rights in the shares acquired that caused the stockholder to exceed any such threshold, unless the corporation’s other stockholders, by majority vote, grant voting rights to such shares. We may opt out of this act by amending our bylaws either before or within ten days after the relevant acquisition of shares. Presently, our bylaws do not opt out of this act.

Applicability of California Corporate Law

Although we are incorporated in Nevada, we may be subject to Section 2115 of the California General Corporation Law, which imposes various requirements of California corporate law on non-California corporations if they have characteristics of ownership and operations indicating significant contacts with California. Public companies listed on a recognized national securities exchange or the Nasdaq National Market are generally exempt from Section 2115. Since we are traded on the OTC Bulletin Board, we are subject to the provisions of Section 2115. The key provision of California corporate law that may apply to us is the right of our stockholders to cumulate votes in the election of directors.

Transfer Agent

The registrar and transfer agent for our common stock is Colonial Stock Transfer Company, Inc., 66 Exchange Place, Suite 100, Salt Lake City, Utah 84111.

SELLING STOCKHOLDERS

The following table provides the name of each selling stockholder and the number of shares of our common stock offered by each selling stockholder under this prospectus. Of the 1,286,541 shares of common stock listed below:

•
175,000 shares of our common stock issued upon (i) the conversion of the principal amount owing under $3,000,000 Secured Convertible Term Note issued to Laurus Master Fund, LTD and (ii) the conversion of the interest accrued and owing under the note;

•	478,527 shares of our common stock issuable upon exercise of the warrant issued to Laurus Master Fund, LTD in connection with the issuance of $3,000,000 Secured Convertible Term Note; and

•	633,014 shares of our common stock issuable upon the exercise of currently outstanding warrants to purchase shares of our common stock.

The following table provides the name of each selling stockholder and the number of shares of our common stock offered by each selling stockholder under this prospectus. Because the selling stockholders may sell all or part of their shares of our common stock under this prospectus and since this offering is not being underwritten on a firm commitment basis, we cannot estimate the number and percentage of shares of our common stock that the selling stockholders will hold at the end of the offering covered by this prospectus.

Selling Stockholder	Common Shares Owned Prior To Offering		Common Shares that May be Sold Hereby		Number of Common Shares Owned After Sale of All Shares that May be Sold Hereby	Percentage of Outstanding Common Shares Owned After Sale of All Shares that May be Sold Hereby (1)

Laurus Master Fund, LTD(2)	653,527	(3)	653,527		--	--
Jonathan Destler	63,752	(4)	22,085		41,667	*
Joseph Flynn(5)	518,056	(6)	250,000		268,056	3.7%
Ray Gerrity (7)	500		500	(8)	--	--
Rodman & Renshaw, LLC	156,289	(9)	110,429		45,860	*
Etienne Weidemann(10)	375,000	(11)	250,000		125,000	*

* Less than 1% of the outstanding shares of common stock

1)
Unless otherwise indicated, the named persons possess sole voting and investment control with respect to the shares listed (except to the extent such authority is shared with spouses under applicable law). The percentages are based upon 19,336,651 shares outstanding as of March 31, 2011, except for certain parties who hold options and warrants that are presently exercisable or exercisable within 60 days whose percentages are based upon the sum of shares outstanding as of March 31, 2011 plus the number of shares subject to options and warrants that are presently exercisable or exercisable within 60 days held by them, as indicated in the following notes.

2)
In April 2006, the Company entered into a $3,000,000 Fixed Price Convertible Note (the "Note") agreement with Laurus Master Fund (LMF). The term of the Note is for three years at an interest rate of Wall Street Journal prime plus 2.0%. The conversion, repayment, collateral and other terms are detailed in footnote 6 to the December 31, 2008 consolidated financial statements.

3)
Includes 653,527 shares, of which (a) 175,000 shares of common stock are issuable upon the conversion of the principal amount owning under (i) $3,000,000 Secured Convertible Term Note issued to Laurus Master Fund, Ltd., on April 7, 2006 and (ii) the conversion of interest accrued and owing under the note; and (b) 478,527 shares of common stock issuable upon exercise of the warrant issued to Laurus Master Fund, Ltd. and transferred without additional consideration to PSource Structured Debt Limited on March 17, 2008.  Laurus Capital Management LLC as investment manager of PSource has the voting or investment control over this warrant.  Laurus Master Fund may not exercise the warrants or convert into shares if such exercise would cause the selling stockholder to beneficially own more than 4.99% of the Company’s common stock.  This limitation may be waived by Laurus Master Fund upon provision no less than sixty-one (61) days prior notice to the Company and shall automatically become null and void following notice to the Company upon occurrence and during the continuance of an event of default (as defined in the Secured Convertible Term Note Agreement among Laurus Master Fund and the Company).  Laurus Capital Management, LLC controls Laurus Master Fund.  Eugene Grin and David Grin are the sole members of Laurus Capital Management, LLC and share voting and investment control over Laurus Capital Management, LLC’s holdings, including the shares of Auxilio held by Laurus Master Fund.  Each of Laurus Capital Management, LLC, Eugene Grin and David Grin disclaims beneficial ownership of the shares owned by Laurus Master Fund except to the extent of its or his pecuniary interest therein.

4)
In April 2006, the Company borrowed $3,000,000 under a fixed price convertible note agreement with Laurus Master Fund (LMF).  In connection with the note agreement the Company issued warrants to purchase 132,514 shares of common stock at an exercise price of $1.96 per share as finder’s fee compensation to two brokers in connection with this borrowing. Jonathan Destler was issued 22,085 of these warrants.

5)
Mr. Flynn served as Auxilio’s Chief Executive Officer from January 1, 2003 through November 9, 2006, and has served as a director since that date.  He rejoined Auxilio as Chief Executive Officer on August 31, 2009.

6)
Includes 118,055 shares issuable upon exercise of stock options exercisable within 60 days and 250,000 shares issuable upon exercise of warrants.  During 2004 the Company issued warrants to purchase 715,000 shares of the Company's common stock to three officers at an exercise price of $0.30 per share.  Mr. Flynn was issued 250,000 of these warrants.

7)	Mr. Gerrity served as a director of the Company from May 2001 until May 2006.

8)
Consists of warrants to purchase 500 shares of common stock issued to Mr. Gerrity in connection with the issuance by the Company of warrants to purchase a total of 31,139 shares of common stock at an exercise price of $3.00 per share on December 30, 2002.

9)
In April 2006, the Company borrowed $3,000,000 under a fixed price convertible note agreement with Laurus Master Fund (LMF). In connection with the note agreement, the Company issued warrants to purchase 132,514 shares of common stock at an exercise price of $1.96 per share as finder’s fee compensation to two brokers in connection with this borrowing. Rodman & Renshaw, LLC was issued 110,429 of these warrants.  Rodman & Renshaw LLC (R&R) is a wholly owned subsidiary of Rodman & Renshaw Capital Group, Inc. Edward Rubin, R&R's Chief Executive Officer and David Horin, R&R’s Chief Financial Officer share voting and investment control of R&R’s holdings and each disclaims beneficial ownership of the warrants owned by R&R except to the extent of his pecuniary interest therein.  R&R is a FINRA registered broker dealer and is deemed an underwriter in this offering.

10)	Mr. Weidemann was appointed the Company’s President and Chief Executive Officer on November 9, 2006. In May 2006 Mr. Weidemann was appointed to the Company’s Board of Directors.

11)
Includes 125,000 shares subject to stock options exercisable within 60 days, and 250,000 shares subject to stock warrant agreements.  During 2004 the Company issued warrants to purchase 715,000 shares of the Company's common stock to three officers at an exercise price of $0.30 per share. Mr. Weidemann was issued 250,000 of these warrants.

PLAN OF DISTRIBUTION

The selling stockholders and any of their pledgees, assignees and successors−in−interest may, from time to time, sell any or all of their shares of common stock on the OTC Bulletin Board, or any other market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

•	directly by any selling stockholder to one or more purchasers;

•	ordinary brokerage transactions and transactions in which the broker−dealer solicits purchasers;

•	block trades in which the broker−dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker−dealer as principal and resale by the broker−dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the date of this prospectus;

•	broker−dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker−dealers engaged by the selling stockholders may arrange for other broker−dealers to participate in sales. Broker−dealers may receive commissions or discounts from the selling stockholders (or, if any broker−dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledge or secured parties may offer and sell the shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

The selling stockholders and any broker−dealers or agents that are involved in selling the shares are deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. As such, any commissions received by such broker−dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The selling stockholders have informed us that they do not have any agreement or understanding, directly or indirectly, with any person to distribute the common stock.

We are required to pay certain fees and expenses incurred by us incident to the registration of the shares. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

The validity of the issuance of the common stock offered hereby has been passed upon for us by Stradling Yocca Carlson & Rauth, a Professional Corporation, Newport Beach, California.

EXPERTS

Haskell & White LLP, an independent registered public accounting firm, has audited our consolidated financial statements as of and for the years ended December 31, 2010 and 2009, as set forth in their report, which is included in this prospectus and elsewhere in the registration statement. Such consolidated financial statements are included herein in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

REPORTS TO SECURITY HOLDERS

We file annual and quarterly reports with the SEC. In addition, we file additional reports for matters such as material developments or changes within us, changes in beneficial ownership of officers and director, or significant stockholders. These filings are a matter of public record and any person may read and copy any materials we file with the SEC at the SEC’s Public Reference Room at 100 F Street, NE, Washington, D.C. 20549 and the regional offices of the Commission listed at http://www.sec.gov/contact/addresses.htm, including the New York regional office at 3 World Financial Center, Suite 400 New York, NY 10281-1022. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers, including us, that file electronically with the SEC. We are not required to deliver an annual report with this Prospectus, nor will we do so. However, you may obtain a copy of our annual report, or any of our other public filings, by contacting the Company or from the SEC as mentioned above.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Exchange Act and must file reports, proxy statements and other information with the SEC. The reports, information statements and other information we file with the SEC can be inspected and copied at the Commission at the Public Reference Room, 100 F Street, NE, Washington, D.C. 20549 and the regional offices of the Commission listed at http://www.sec.gov/contact/addresses.htm, including the New York regional office at 3 World Financial Center, Suite 400 New York, NY 10281-1022. You may obtain information on the operation of the Public Reference Room by calling the SEC at (800) SEC-0330. The SEC also maintains a Web site (http://www.sec.gov) that contains reports, proxy, and information statements and other information regarding registrants, like us, which file electronically with the Commission.

This Prospectus constitutes a part of a Post Effective Amendment on Form S-1/A to update a registration statement on Form S-1 filed by us with the SEC under the Securities Act. As permitted by the rules and regulations of the SEC, this Prospectus omits certain information that is contained in the registration statement. We refer you to the registration statement and related exhibits for further information with respect to us and the securities offered. Statements contained in the Prospectus concerning the content of any documents filed as an exhibit to the registration statement (or otherwise filed with the SEC) are not necessarily complete. In each instance you may refer to the copy of the filed document. Each statement is qualified in its entirety by such reference.

No person is authorized to give you any information or make any representation other than those contained or incorporated by reference in this Prospectus. Any such information or representation must not be relied upon as having been authorized. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in our affairs since the date of the Prospectus.

AUXILIO, INC. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2010 AND 2009

WITH REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

F

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

Auxilio, Inc.

We have audited the accompanying consolidated balance sheets of Auxilio, Inc. (the “Company”) as of December 31, 2010 and 2009, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2010.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Auxilio, Inc. as of December 31, 2010 and 2009, and the consolidated results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

/s/ HASKELL & WHITE LLP

Irvine, California
March 29, 2011

AUXILIO, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2010	2009
ASSETS
Current assets:
Cash and cash equivalents	$2,249,907	$1,781,586
Accounts receivable, net	1,160,251	1,397,598
Prepaid and other current assets	331,483	93,246
Supplies	687,845	537,170
Total current assets	4,429,486	3,809,600

Property and equipment, net	234,975	277,704
Deposits	28,013	43,792
Goodwill	1,517,017	1,517,017
Total assets	$6,209,491	$5,648,113

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:
Accounts payable and accrued expenses	$2,538,828	$1,246,880
Accrued compensation and benefits	772,532	554,702
Deferred revenue	255,802	349,271
Current portion of capital lease obligations	41,776	3,835
Total current liabilities	3,608,938	2,154,688

Capital lease obligations less current portion	79,524	17,537

Commitments and contingencies	-	-

Stockholders’ equity:
Common stock, par value at $0.001, 33,333,333 shares authorized, 19,336,651 shares issued and outstanding at December 31, 2010 and 19,040,401 shares issued and outstanding at December 31, 2009	19,338	19,042
Additional paid-in capital	20,417,584	19,803,021
Accumulated deficit	(17,915,893)	(16,346,175)
Total stockholders’ equity	2,521,029	3,475,888
Total liabilities and stockholders’ equity	$6,209,491	$5,648,113

The accompanying notes are an integral part of these consolidated financial statements.

AUXILIO, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,
	2010	2009
Net revenues	$15,407,552	$15,982,456
Cost of revenues	12,532,193	11,934,706
Gross profit	2,875,359	4,047,750
Operating expenses:
Sales and marketing	1,566,137	1,323,399
General and administrative expenses	2,861,844	2,663,827
Total operating expenses	4,427,981	3,987,226
(Loss) income from operations	(1,552,622)	60,524
Other income (expense):
Interest expense	(6,918)	(96,747)
Interest income	1,301	1,637
Gain on sale of property and equipment	-	1,860
Total other income (expense)	(5,617)	(93,250)

Loss before provision for income taxes	(1,558,239)	(32,726)
Income tax expense	11,479	2,974
Net loss	$(1,569,718)	$(35,700)

Net loss per share:
Basic	$(0.08)	$(0.00)
Diluted	$(0.08)	$(0.00)

Number of weighted average shares outstanding –
Basic	19,226,357	18,572,127
Diluted	19,226,357	18,572,127

The accompanying notes are an integral part of these consolidated financial statements.

AUXILIO, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
YEARS ENDED DECEMBER 31, 2010 AND 2009

	Common Stock
	Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Equity
Balance at January 1, 2009	17,623,734	$17,625	$18,490,632	$(16,310,475)	$2,197,782
Stock compensation expense for options and warrants granted to employees and consultants	-	-	471,998	-	471,998
Fair value of warrants issued for marketing services	-	-	76,807	-	76,807
Common stock issued in private placement, net of offering costs of $85,000	1,416,667	1,417	763,584	-	765,001
Net loss	-	-	-	(35,700)	(35,700)
Balance at December 31, 2009	19,040,401	19,042	19,803,021	(16,346,175)	3,475,888
Common stock issued	296,250	296	161,154	-	161,450
Stock compensation expense for options and warrants granted to employees and consultants	-	-	363,248	-	363,248
Fair value of warrants issued for marketing services	-	-	90,161	-	90,161
Net loss	-	-	-	(1,569,718)	(1,569,718)
Balance at December 31, 2010	19,336,651	$19,338	$20,417,584	$(17,915,893)	$(2,521,029)

The accompanying notes are an integral part of these consolidated financial statements.

AUXILIO, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2010	2009
Cash flows provided by operating activities:
Net loss	$(1,569,718)	$(35,700)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	250,252	169,822
Interest expense related to amortization of warrants issued with loans	-	23,412
Interest expense related to amortization of loan acquisition costs	-	44,431
Stock compensation expense for options and warrants granted to employees and consultants	363,248	471,998
Fair value of warrants issued for marketing services	90,161	76,807
Changes in operating assets and liabilities:
Accounts receivable	237,347	2,804,091
Prepaid and other current assets	(238,237)	(59,604)
Supplies	(150,675)	208,037
Deposits	15,779	(15,002)
Accounts payable and accrued expenses	1,291,948	(1,989,128)
Accrued compensation and benefits	217,830	(107,961)
Deferred revenue	(93,469)	(140,292)
Net cash provided by operating activities	414,466	1,450,911
Cash flows (used for) investing activities:
Purchases of property and equipment	(88,240)	(292,816)
Net cash (used for) investing activities	(88,240)	(292,816)
Cash flows provided by (used for) financing activities:
Net proceeds from issuance of common stock	161,450	765,001
Repayments on convertible note payable	-	(1,332,000)
Payments on capital leases	(19,355)	(7,636)
Net cash provided by (used for) financing activities	142,095	(574,635)
Net increase in cash and cash equivalents	468,321	583,460
Cash and cash equivalents, beginning of year	1,781,586	1,198,126
Cash and cash equivalents, end of year	$2,249,907	$1,781,586

The accompanying notes are an integral part of these consolidated financial statements.

AUXILIO, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

	Year Ended December 31,
	2010	2009
Supplemental disclosure of cash flow information:
Interest paid	$6,918	$28,571
Income tax paid	$19	$85,050

Non-cash investing and financing activities:
Disposition of fully depreciated property and equipment	$-	$131,295
Property and equipment acquired through capital leases	$119,283	$25,096

The accompanying notes are an integral part of these consolidated financial statements.

AUXILIO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

(1)           Basic of Presentation and Summary of Significant Accounting Policies

Business Activity

The origins of the Company date back to January of 2002, when the Company’s predecessor, e-Perception Technologies, Inc. (“e-Perception”), a Human Resources software concern, completed a tender offer with Corporate Development Centers, Inc. (“CDC”).  CDC’s common stock traded on the OTC Bulletin Board.  In connection with the tender offer, the stockholders of e-Perception received one (1) share of CDC for each four (4) shares of e-Perception common stock they owned prior to the tender offer.  As a result, e-Perception became a wholly owned subsidiary of CDC.  CDC subsequently changed its name to e-Perception, Inc.  Approximately eighteen months later e-Perception changed its name to PeopleView, Inc. (“PeopleView”), which subsequently changed its name to Auxilio, Inc. (“Auxilio”).  The stock now trades under the symbol AUXO.OB.

In March 2004, PeopleView entered into an asset purchase and sale agreement with Workstream, Inc. (NASDQ:WSTM) (“Workstream”) whereby the Company sold to Workstream essentially all of its assets, including its software products and related intellectual property, its accounts receivable, certain computer equipment, customer lists, and the PeopleView name, among other things.  Pursuant to an addendum to the original agreement, the final consideration the Company received was cash equal to $250,000, 246,900 shares of Workstream common stock, and a warrant to purchase an additional 50,000 shares at an exercise price of $3.00 per share.  The business operations of PeopleView were discontinued as of March 2004.

On April, 1, 2004, PPVW Acquisition Company (“PPVW”), a wholly owned subsidiary of PeopleView, completed the acquisition of Alan Mayo and Associates, Inc. dba The Mayo Group (and referred to herein as “TMG”).  TMG offered outsourced Image Management services to healthcare facilities throughout California, and this acquisition forms the basis for Auxilio’s current operations.  Subsequent to the acquisition of TMG, PeopleView changed its name to “Auxilio, Inc.” and changed PPVW’s name to “Auxilio Solutions, Inc.”

The Company is engaged in the business of providing fully-outsourced managed print services to the healthcare industry, working exclusively with hospitals throughout the United States.

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplate continuation of the Company as a going concern.  The Company has reported a net loss of $1,569,718 for the year ended December 31, 2010 and has an accumulated deficit of $17,915,893 as of December 31, 2010. The Company reported a net loss of $35,700 for the year ended December 31, 2009.  The Company has working capital of $820,548 as of December 31, 2010.

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries.  All intercompany balances and transactions have been eliminated.

The accompanying financial statements do not include a statement of comprehensive income because there were no items that would require adjustment of net income to comprehensive income during the reporting periods.

Liquidity

During the year ended December 31, 2010, cash provided by operating activities was $414,466 as compared to cash provided by operating activities of $1,450,911 for the same period in 2009.  The Company has maintained a stable base of customers over this period and continues to benefit from cost savings initiatives in light of the current economic environment.

The Company entered into six new recurring revenue contracts in 2010, while retaining its existing base of business. Implementation of the new customers caused much of the loss incurred in 2010. We expect higher cost of goods sold at the start of most new customers as we implement our programs with these costs reducing over the term of the contract.  Management believes that cash generated from operations along with the funds raised in the exercise of options and warrants will be sufficient to sustain our business operations over the next twelve months.

The deterioration in the global credit markets, the financial services industry and the U.S. economy as a whole have resulted in a period of substantial turmoil and uncertainty characterized by unprecedented intervention by the United States federal government and the failure, bankruptcy, or sale of various financial and other institutions. The impact of these events on our business and the severity of the current economic crisis is uncertain. It is possible that the current crisis in the global credit markets, the financial services industry and the U.S. economy may adversely affect our business, vendors and prospects as well as our liquidity and financial condition.  As a result no assurances can be given as to the Company’s ability to increase its customer base and generate positive cash flows.  Although the Company has been able to raise additional working capital through convertible note agreements and private placement offerings of its common stock, the Company may not be able to continue this practice in the future nor may the Company be able to obtain additional working capital through other debt or equity financings. In the event that sufficient capital cannot be obtained, the Company may be forced to significantly reduce operating expenses to a point that would be detrimental to the Company’s business operations and business development activities. These courses of action may be detrimental to the Company’s business prospects and result in material charges to its operations and financial position.  In the event that any future financing should take the form of the sale of equity securities, the current equity holders may experience dilution of their investments.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Revenue Recognition

Revenue is recognized pursuant to ASC Topic 605, “Revenue Recognition” (“ASC 605”).  Revenues from equipment sales transactions are earned when there is persuasive evidence of an arrangement, delivery has occurred, the sales price has been determined and collectability has been reasonably assured. For equipment that is to be placed at the customer’s location at a future date, revenue is deferred until that equipment is placed.  Monthly service and supply revenue is earned monthly during the term of the contract, as services and supplies are provided.

When the Company enters into arrangements that include multiple deliverables, they typically consist of the sale of equipment, reserve for replacement of future equipment and a support services contract. Pursuant to ASC Subtopic 605-25-25: “Revenue Recognition – Multiple-Element Arrangements - Recognitions” (“ASC 605-25-25”), the Company accounts for each element within an arrangement with multiple deliverables as separate units of accounting. Revenue is allocated to each unit of accounting using the residual method, which allocates revenue to each unit of accounting based on the fair value of the undelivered items.  The Company has established vendor - specific objective evidence of fair value for the services unit of accounting, which is the undelivered item, at the inception of the contract.  The equipment unit of accounting, which is the delivered item, is allocated the remaining portion of the estimated contract consideration based on the residual method.

Deferred Revenue

Deferred revenue is an estimate of revenue expected to be earned in the future under the equipment contracts for additional equipment (printers and faxes) to be placed at the customer’s location that has been included in the original contract amount.  This additional equipment is identified by the Company at the start of a contract. Deferred revenue also includes proceeds received in excess of the residual value assigned to equipment from multiple deliverable sales, which is amortized over the expected term of the related service contract in accordance with ASC 605-25-25.

Cash and Cash Equivalents

For purposes of the statement of cash flows and balance sheet classification, cash equivalents include all highly liquid debt instruments with original maturities of three months or less which are not securing any corporate obligations.

Accounts Receivable

The Company provides an allowance for doubtful accounts equal to the estimated uncollectible amounts.  The Company’s estimate is based on historical collection experience and a review of the current status of trade accounts receivable.  It is reasonably possible that the Company’s estimate of the allowance for doubtful accounts will change.  Management believes that no accounts receivable are uncollectible at December 31, 2010.

Supplies

Supplies consist of parts and supplies for the automated office equipment, including copiers, facsimile machines and printers.  Supplies are valued at the lower of cost or market value on a first-in, first-out basis.

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation.  Depreciation of the property and equipment is provided using the straight-line method over the assets’ estimated economic lives, which range from 2 to 7 years.  Expenditures for maintenance and repairs are charged to expense as incurred.

Intangible Assets

Under ASC Topic 350, “Intangibles, Goodwill and Other” (“ASC 350”), goodwill and intangible assets with indefinite lives are reviewed for impairment at least annually (December 31), or more frequently when indicators of impairment are present.  Intangible assets with definite lives are reviewed for impairment when indicators of impairment exist.  For goodwill, management compares the carrying value of the reporting unit to its related estimated fair value and recognizes an impairment charge in the amount by which the carrying value exceeds the estimated fair value.  For indefinite life intangible assets, management compares the estimated fair value of the intangible asset to its carrying value and an impairment charge is recognized in the amount by which the carrying value exceeds estimated fair value.  For definite life intangible assets, if the carrying value cannot be recovered from expected undiscounted future cash flows, then an impairment charge is recognized in the amount by which the carrying value exceeds the estimated fair value of the intangible asset.

For purposes of testing the impairment of goodwill, the Company has one reporting unit.  The Company’s methodology for testing goodwill impairment consists of one, and possibly two steps.  In step one of the goodwill impairment test, management compares the carrying amount (including goodwill) of entity-wide reporting unit and the fair value based on market capitalization.  The Company’s market capitalization is based on the closing price of its Common Stock as quoted on the OTCBB multiplied by its outstanding shares of Common Stock.  At December 31, 2010, the fair value of the Auxilio based on its market capitalization was approximately $19.5 million, exceeding its book value of approximately $2.6 million.  Management does not anticipate any risk of failing step one of the impairment test.  The second step of the impairment test compares the implied fair value of the goodwill with the book value.  The Company was not required to perform step two since it passed step one.

There was no impairment of goodwill as a result of the annual impairment tests completed during the fourth quarters of 2010 and 2009.  Excluding goodwill, we have no intangible assets deemed to have indefinite lives.

Long-Lived Assets

In accordance with FASB ASC Topic 350, long-lived assets to be held and used are analyzed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  The Company evaluates at each balance sheet date whether events and circumstances have occurred that indicate possible impairment.  If there are indications of impairment, the Company uses future undiscounted cash flows of the related asset or asset grouping over the remaining life in measuring whether the assets are recoverable.  In the event such cash flows are not expected to be sufficient to recover the recorded asset values, the assets are written down to their estimated fair value.  Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value of asset less the cost to sell. As of December 31, 2010, management determined there was no impairment of these assets.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial reporting requirements and those imposed under federal and state tax laws.  Deferred taxes are provided for timing differences in the recognition of revenue and expenses for income tax and financial reporting purposes and are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.  Deferred income tax expense represents the change during the period in the deferred tax assets and liabilities.  The components of the deferred tax assets and liabilities are individually classified as current and non-current based on their characteristics.  Realization of the deferred tax asset is dependent on generating sufficient taxable income in future years.  Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Fair Value of Financial Instruments

The Company adopted ASC Topic 820, “Fair Value Measurements,” (“ASC 820”) effective January 1, 2008, as required for financial assets and liabilities, on a prospective basis. ASC 820 defines fair value, provides a framework for measuring fair value and expands the disclosures required for fair value measurements. The standard applies to other accounting pronouncements, but does not require any new fair value measurements. ASC 820 did not have a material impact on the Company’s financial position or results of operations.

In February 2007, the FASB issued ASC Subtopic 825-10-25 “Financial Instruments – Overall – Recognition” (“ASC 825-10-25”). This statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is expected to expand the use of fair value measurement, which is consistent with the Board’s long-term measurement objectives for accounting for financial instruments. This guidance is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. The Company adopted ASC 825-10-25 effective January 1, 2008. The Company currently has no eligible items to elect this option.

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and capital lease obligations approximate fair value due to the short-term nature of these financial instruments.

Stock-Based Compensation

The Company recognizes stock-based compensation as an expense in accordance with ASC Topic 718 “Share-Based Payments” (“ASC 718”) and values the equity securities based on the fair value of the security on the date of grant.  Stock option awards are valued using the Black-Scholes option-pricing model.

For the years ended December 31, 2010 and 2009, stock-based compensation expense recognized in the statement of operations is as follows:

	Year Ended December 31,
	2010	2009
Cost of revenues	$164,978	$98,610
Sales and marketing	17,016	68,436
General and administrative expenses	181,254	304,952
Total stock based compensation expense	$363,248	$471,998

The weighted average estimated fair value of stock options granted during 2010and 2009was $0.54and $0.65 per share, respectively.  These amounts were determined using the Black-Scholes option-pricing model, which values options based on the stock price at the grant date, the expected life of the option, the estimated volatility of the stock, the expected dividend payments, and the risk-free interest rate over the expected life of the option.  The assumptions used in the Black-Scholes model were as follows for stock options granted in 2010and 2009:

	2010	2009
Risk-free interest rate	0.12% to 0.21%	0.10% to 0.22%
Expected volatility of common stock	81.59% to 87.94%	77.92% to 101.65%
Dividend yield	0%	0%
Expected life of options	3 years	3 years

The Black-Scholes option valuation model was developed for estimating the fair value of traded options that have no vesting restrictions and are fully transferable.  Because option valuation models require the use of subjective assumptions, changes in these assumptions can materially affect the fair value of the options.

Basic and Diluted Loss Per Share

In accordance with ASC Topic 260, “Earnings Per Share,” basic net loss per share is calculated using the weighted average number of shares of the Company’s common stock issued and outstanding during a certain period, and is calculated by dividing net loss by the weighted average number of shares of the Company’s common stock issued and outstanding during such period. Diluted net loss per share is calculated using the weighted average number of common and potentially dilutive common shares outstanding during the period, using the as-if converted method for secured convertible notes, and the treasury stock method for options and warrants.

As of December 31, 2010, potentially dilutive securities consist of options and warrants to purchase 8,581,617 shares of common stock at prices ranging from $0.30 to $6.75 per share. Of these potentially dilutive securities, none of the shares to purchase common stock from the options and warrants have been included in the computation of diluted earnings per share as their effect would be anti-dilutive.

As of December 31, 2009, potentially dilutive securities consist of options and warrants to purchase 9,208,066 shares of common stock at prices ranging from $0.30 to $12.00 per share. Of these potentially dilutive securities, none of the shares to purchase common stock from the options and warrants have been included in the computation of diluted earnings per share as their effect would be anti-dilutive.

The following table sets forth the computation of basic and diluted net loss per share:

	Year Ended December 31,
	2010	2009
Numerator:
Net loss	$(1,569,718)	$(35,700)

Denominator:
Denominator for basic calculation weighted averages	19,226,357	18,572,127

Dilutive common stock equivalents:
Options and warrants	-	-
Denominator for diluted calculation weighted average	19,226,357	18,572,127

Net loss per share:
Basic net loss per share	$(.08)	$(.00)
Diluted net loss per share	$(.08)	$(.00)

Segment Reporting

Based on the Company’s integration and management strategies, the Company operated in a single business segment.  For the years ended December 31, 2010 and 2009, all revenues have been derived from domestic operations.

Subsequent Events

The Company has evaluated the subsequent events though the filing date of its Annual Report on Form 10-K for the year ended December 31, 2010, filed with the Securities and Exchange Commission on March 30, 2011, and has determined that there were no subsequent events to recognize or disclose in these consolidated financial statements.

New Accounting Pronouncements

In October 2009, the FASB issued FASB ASU No. 09-13, “Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements (a consensus of the FASB Emerging Issues Task Force)” (“FASB ASU 09-13”). FASB ASU 09-13 updates the existing multiple-element arrangement guidance currently in FASB ASC 605-25 (“Revenue Recognition-Multiple-Element-Arrangements”). This new guidance eliminates the requirement that all undelivered elements have objective and reliable evidence of fair value before a company can recognize the portion of the overall arrangement fee that is attributable to the items that have already been delivered. Further, companies will be required to allocate revenue in arrangements involving multiple deliverables based on estimated selling price of each deliverable, even though such deliverables are not sold separately by either the company itself or other vendors. This new guidance also significantly expands the disclosures required for multiple-element revenue arrangements. The revised guidance will be effective for the fiscal year ending December 31, 2011, with early adoption permitted. The Company expects to adopt the standard in the first quarter of 2010. The Company does not expect the adoption of this standard to have a material impact on the Company’s consolidated financial statements.

In February 2010, the FASB issued an amendment to the accounting and disclosure guidance regarding subsequent events. The amendments remove the requirement for an SEC filer to disclose a date through which subsequent events have been evaluated in both issued and revised financial statements. The amendments were effective upon issuance on February 24, 2010 and the Company complied with this amendment beginning in the quarter ended March 31, 2010.

In April 2010, the FASB issued new provisions as it related to the Milestone Method of Revenue Recognition. The new provision provides guidance on defining a milestone and determining when it may be appropriate to apply the milestone method of revenue recognition for research or development transactions. This new guidance is effective on a prospective basis for milestones achieved in fiscal years, and interim periods within those years, beginning on or after June 15, 2010. The Company is currently assessing the future impact of this new accounting update to its consolidated financial statements.

In July 2010, the FASB issued new guidance regarding Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses. The new standard requires companies to provide more disclosures about the credit quality of their financing receivables, which include loans, lease receivables, and other long-term receivables, and the credit reserves held against them. For end of period balances, the new disclosures will be effective December 31, 2010. For activity during a reporting period, the disclosures will be effective January 1, 2011. Adoption of this new accounting update did not have a material impact on the Company’s consolidated financial statements.

(2)           Accounts Receivable

A summary of accounts receivable follows:

	As of December 31,
	2010	2009
Trade	$1,160,251	$1,397,598
Allowance for doubtful accounts	-	-
	$1,160,251	$1,397,598

(3)           Property and Equipment
A summary property and equipment follows:

	As of December 31,
	2010	2009
Furniture and fixtures	$59,114	$48,856
Computers and office equipment	584,673	398,484
Fleet equipment	389,333	378,259
Leasehold improvements	-	25,202
	1,033,120	850,801
Less accumulated depreciation and amortization	(798,145)	(573,097)
	$234,975	$277,704

Depreciation and amortization expense for property, equipment, and improvements amounted to $250,252 and $169,822 for the years ended December 31, 2010 and 2009, respectively.

(4)           Note Payable

In April 2006, the Company entered into a $3,000,000 Fixed Price Convertible Note (the “Note”) agreement with Laurus Master Fund (“LMF”). The term of the Note is for three years at an interest rate of prime (as reported by the Wall Street Journal) plus 2.0%. The Note was secured by all of the Company’s cash, cash equivalents, accounts, accounts receivable, deposit accounts, inventory, equipment, goods, fixtures, documents, instruments, contract rights, general intangibles, chattel paper, supporting obligations, investment property, letter of credit rights and all intellectual property now existing or hereafter arising, and all proceeds thereof. The Note contained a provision whereby the fixed conversion price to convert the Note to equity was set at a premium to the average closing price of the Company’s common stock for the 10 days prior to the closing of the transaction based on a tiered schedule. The first third of the investment amount had a fixed conversion price of $1.68, the next third had a fixed conversion price of $1.78, and the last third had a fixed conversion price of $1.92. The Company reduced the principal Note by 1/60th per month starting 90 days after the closing, payable in cash or registered stock.

The Company provided a first lien on all assets of the Company. The Company had the option of redeeming any outstanding principal of the Note by paying to LMF 120% of such amount, together with accrued but unpaid interest under this Note. LMF earned fees in the amount of 3.5% of the total investment amount at the time of closing. LMF also received a warrant to purchase 478,527 shares of the Company’s common stock (the “Warrant”). The exercise price of the warrant is $1.96, representing a 120% premium to the average closing price of the Company’s common stock for the 10 days prior to the closing of the transaction. The warrant has a term of seven years. In addition, the Company paid loan origination fees to LMF of $105,000.  The Company filed a Registration Statement on Form SB-2 with the SEC for the purpose of registering for re-sale of all shares of common stock underlying the Note and the Warrant. On August 15, 2006, such registration statement was declared effective by the SEC.

The Company determined that the conversion feature embedded in the notes payable satisfied the definition of a conventional convertible instrument, as the conversion option’s value may only be realized by the holder by exercising the option and receiving a fixed number of shares. As such, the embedded conversion option in the notes payable qualifies for equity classification, and is not bifurcated from the host contract. The Company also determined that the warrants issued to LMF qualify for equity classification. The Company allocated the net proceeds received in this transaction to each of the convertible debentures and common stock purchase warrants based on their relative estimated fair values. As a result, the Company allocated $2,739,320 to the convertible debentures and $260,680 to the common stock purchase warrants, which was recorded in additional paid-in-capital. Management determined that the convertible debentures did not contain a beneficial conversion feature based on the effective conversion price after allocating proceeds of the convertible debentures to the common stock purchase warrants. The amounts recorded for the common stock purchase warrants were amortized as interest expense over the term of the convertible debentures.

Interest charges associated with the convertible debentures, including amortization of the discount and loan acquisition costs totaled $94,545 for the year ended December 31, 2009. During the year ended December 31, 2009, the Company repaid the remaining principal balance of $1,332,000.

(5)            Warrants

Below is a summary of warrant activity during the years ended December 31, 2009and 2010:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Term in Years	Aggregate Intrinsic Value
Outstanding at January 1, 2009	2,170,204	$1.37
Granted in 2009	2,141,667	$1.50
Exercised in 2009	-	$-
Cancelled in 2009	(330,000)	$1.95
Outstanding at December 31, 2009	3,981,871	$1.39
Granted in 2010	-	$-
Exercised in 2010	(268,750)	$.54
Cancelled in 2010	(350,413)	$2.33
Outstanding at December 31, 2010	3,362,708	$1.36	2.57	$371,083

Warrants exercisable at December 31, 2010	1,687,708	$1.23	2.57	$371,083

The following tables summarize information about warrants outstanding and exercisable at December 31, 2010:

Range of Exercise Prices	Number of Shares Outstanding	Weighted Average Remaining in Contractual Life in Years	Outstanding Warrants Weighted Average Exercise Price	Number of Warrants Exercisable	Exercisable Warrants Weighted Average Exercise Price
$0.30 to $0.75	751,667	2.44	$0.52	751,667	$0.52
$.91 to $1.84	2,000,000	3.42	$1.50	325,000	$1.50
$1.85 to $2.00	611,041	2.27	$1.96	611,041	$1.96
$0.30 to $2.00	3,362,708	2.57	$1.36	1,687,708	$1.23

In November 2008, the Company entered into a five year joint marketing agreement with Sodexo Operations, LLC, (“Sodexo”) to provide Auxilio’s document services to Sodexo’s healthcare customer base in the United States.  Sodexo will invest in sales and marketing resources and assist the Company with marketing their document services to Sodexo’s U.S. healthcare customer base of more than 1,600 hospitals.  Under the terms of the agreement the Company provided Sodexo with warrants to purchase up to two million shares of the Company’s common stock at a price of $1.50 per share.  The first 150,000 warrants vested on June 2, 2009. The fair value of the warrant for the 150,000 shares vesting upon execution on June 2, 2009 was $76,807. This amount was recognized as a sales and marketing expense in June 2009. The Company accounts for equity based payments to non-employees in accordance with ASC Topic 505-50. As the warrant issued is more reliably measurable at fair value, the Company uses the fair value of the warrant to account for the transaction. The fair value of the warrant was determined using the Black-Scholes option-pricing model, with the following assumptions: (i) no expected dividends; (ii) a risk free interest rate of 0.20%; (iii) expected volatility of 85.07%; and (iv) a contract life of the warrants of five years. An additional 175,000 vested on July 13, 2010 upon the signing of a new customer contract. The fair value of the warrant for the 175,000 shares vesting with the signing of the new customer contract on July 13, 2010 was $90,161. This amount was recognized as a sales and marketing expense in July 2010. The fair value of the warrant was determined using the Black-Scholes option-pricing model, with the following assumptions: (i) no expected dividends; (ii) a risk free interest rate of 0.17%; (iii) expected volatility of 82.56%; and (iv) a contract life of the warrants of four years.  The balance of the warrants will vest in increments of between 75,000 and 500,000 shares dependent on the size and number of the new customer contracts that the Company enters into as a direct result of this agreement.

(6)           Stock Option Plans

In October 2001, the Company approved the 2001 Stock Option Plan under which all employees may be granted options to purchase shares of the Company’s common stock, par value $0.001 (“Common Stock”).  The maximum number of shares of the Common Stock available for issuance under the 2001 Plan was 5,400,000 shares. Under the 2001 Stock Option Plan, the option exercise price was equal to the fair market value of the Common Stock on the date of grant.  Options expire no later than 10 years from the grant date and generally vest within five years.

The Board of Directors of the Company approved the PeopleView, Inc. 2003 Stock Option Plan (the “2003 Plan and it became effective immediately upon shareholder approval at the Annual Meeting on May 15, 2003.  The maximum number of shares of the Common Stock available for issuance under the 2003 Plan was 4,400,000 shares. On May 15, 2003, 899,500 shares were available to grant under the 2003 Plan, and 567,167 had been granted under the Company’s former 2000 Stock Option Plan and the 2001 Stock Option Plan.  Although the Company no longer granted options under the 2000 Plan or the 2001 Plan, all outstanding stock options continue to be subject the terms and conditions of the stock option agreement and the underlying plans, except to the extent our Board of Directors of Compensation Committee elects to extend one or more features of the 2003 Plan to the outstanding stock options that were granted pursuant to the 2000 Plan or the 2001 Plan.  Under the 2003 Plan, the option exercise price was equal to the fair market value of the Common Stock at the date of grant.  Stock options expire no later than 10 years from the grant date and generally vest within five years.

In May of 2004, our Board of Directors and shareholders approved the Auxilio, Inc. 2004 Stock Incentive Plan (the “2004 Plan”). The maximum number of shares of the Common Stock available for issuance under the 2004 Plan was 6,400,000 shares. As of the date of shareholder approval, May 12, 2004, options to purchase 714,750 shares had been granted pursuant to the 2000 Plan, 2001 Plan and 2003 Plan.  Under the terms and conditions of the 2004 Plan, the option exercise price is equal to the fair market value of the Common Stock at the date of grant.  Options expire no later than 10 years from the grant date and generally vest within five years.

The Board of Directors of the Company approved the Auxilio, Inc. 2007 Stock Option Plan (as amended, the “2007 Plan”), and it became effective on May 16, 2007 upon receipt of shareholder approval.  On May 16, 2007, options to purchase 2,890,147 shares of Common Stock had been granted pursuant to the 2000 Plan, 2001 Plan, 2003 Plan and 2004 Plan. Under the 2007 Plan, the Administrator could grant options to purchase 4,470,000 shares of Common Stock.  The options granted pursuant to the 2004 Plan continue to be governed by the terms and conditions of the 2004 Plan, except to the extent Administrator elects to extend one or more features of the 2007 Plan to the outstanding stock options granted pursuant to the 2004 Plan.  As of December 31, 2010, there were 704,749 shares available for issuance under awards granted.  Under the 2007 Plan, the option exercise price is equal to the fair market value of the Common Stock at the date of grant.  Options expire no later than 10 years from the grant date and generally vest within three years.

The Board of Directors, as the Administrator of the 2001 Plan, 2003 Plan and 2004 Plan, has reduced down the aggregate number of shares issuable under the respectively plans, such that, as of February 3, 2011,

-           27,667 shares of Common Stock are the maximum aggregate number of shares of Common Stock that may be issued pursuant to the 2001 Plan;

-           295,999 shares of Common Stock are the maximum aggregate number of shares of Common Stock that may be issued pursuant to the 2003 Plan; and

-           1,540,831 shares of Common Stock are the maximum aggregate number of shares of Common Stock that may be issued pursuant to the 2004 Plan.

As of the date of its most recent Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 30, 2011, the Company may grant options to purchase shares of Common Stock pursuant to and in accordance with the 2007 Plan.

In March 2009, the Board of Directors granted options to purchase 850,000 shares of Common Stock at $0.55 per share exercise price to certain management-level employees.  In accordance with the terms of the related stock option agreement, stock options vest upon on the achievement of certain of the Company’s financial goals in fiscal year 2010, or in the event of employee termination under certain employment agreements. The termination of our former Chief Executive Officer in August 2009 resulted in the vesting of 250,000 shares, which resulted in a stock compensation charge of $85,576, and the termination of the former Chief Operating Officer in May 2010 resulted in the vesting of 75,000 shares with a stock compensation charge of $25,673.  As the financial goals for fiscal year 2010 were not achieved, the remaining outstanding stock options granted did not vest to the employees.

Additional information with respect to these Plans’ stock option activity is as follows:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Term in Years	Aggregate Intrinsic Value
Outstanding at January 1, 2009	4,385,186	$1.15
Granted in 2009	1,804,500	$0.65
Exercised in 2009	-	$-
Cancelled in 2009	(963,491)	$0.96
Outstanding at December 31, 2009	5,226,195	$1.02	7.24	$389,065
Granted in 2010	890,500	$1.06
Exercised in 2010	(27,500)	$.56		$12,176
Cancelled in 2010	(870,286)	$1.11
Outstanding at December 31, 2010	5,218,909	$1.01	6.87	$885,081

Options exercisable at December 31, 2010	3,353,075	$1.08	5.69	$533,330

The following table summarizes information about stock options outstanding and exercisable at December 31, 2010:

Range of Exercise Prices	Number of Shares Outstanding	Weighted Average Remaining in Contractual Life in Years	Outstanding Warrants Weighted Average Exercise Price	Number of Options Exercisable	Exercisable Options Weighted Average Exercise Price
$0.30 to $0.75	1,507,500	7.32	$0.57	904,667	$0.55
$0.75 to $0.90	1,099,331	5.40	$0.81	825,387	$0.82
$0.91 to $1.84	2,326,078	7.55	$1.25	1,349,188	$1.36
$1.85 to $2.00	245,000	4.43	$1.99	242,833	$1.99
$2.00 to $2.75	30,000	7.68	$2.15	20,000	$2.15
$3.00 to $6.75	11,000	1.47	$6.41	11,000	$6.41
$0.30 to $6.75	5,218,909	6.87	$1.01	3,353,075	$1.08

Unamortized compensation expense associated with unvested options approximates $729,297 as of December 31, 2010. The weighted average period over which these costs are expected to be recognized is approximately 1.9 years.

(7)           Income Taxes

For the years ended December 31, 2010 and 2009, the components of income tax expense are as follows:

	Year Ended December 31
	2010	2009
Current provision:
Federal	$8,489	$(7,235)
State	2,990	10,209
	11,479	2,974
Deferred benefit:
Federal	-	-
State	-	-
	-	-
Income tax expense	$11,479	$2,974

Income tax provision amounted to $11,479 and $2,974 for the years ended December 31, 2010 and 2009, respectively (an effective rate of (0.7) % for 2010 and (9.1) % for 2009).  A reconciliation of the provision for income taxes with amounts determined by applying the statutory U.S. federal income tax rate to income before income taxes is as follows:

	Year Ended December 31
	2010	2009
Computed tax at federal statutory rate of 34%	$(532,888)	$(11,127)
State taxes, net of federal benefit	1,973	6,738
Non-deductible items	115,916	20,006
Other	4,910	129,728
Change in valuation allowance	421,568	(142,371)
	$11,479	$2,974

Realization of deferred tax assets is dependent on future earnings, if any, the timing and amount of which is uncertain.  Accordingly, a valuation allowance, in an amount equal to the net deferred tax asset as of December 31, 2010 and 2009 has been established to reflect these uncertainties.  As of December 31, 2010 and 2009, the net deferred tax asset before valuation allowances is approximately $5,072,000 and $4,684,000, respectively, for federal income tax purposes, and $1,013,000 and $943,000, respectively for state income tax purposes. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.  Significant components of the Company’s deferred tax assets and liabilities are as follows:

	Year Ended December 31
	2010	2009
Deferred tax assets:
Accrued salaries/vacation	$150,600	$106,800
Depreciation	-	19,100
Accrued equipment pool	27,700	17,400
State taxes	1,000	7,800
Stock options	667,800	636,000
Net operating loss carry forwards	5,577,700	5,100,100
Total deferred tax assets	6,424,800	5,887,200

Deferred tax liabilities:
Depreciation	53,900	-
Amortization of intangibles	7,900	9,300
Other	278,200	250,900
Total deferred tax liabilities	340,000	260,200

Net deferred assets before valuation allowance	6,084,800	5,627,000
Valuation allowance	(6,084,800)	(5,627,000)
Net deferred tax assets	$-	$-

At December 31, 2010, the Company has available unused net operating loss carryforwards of approximately $13,922,000 for federal and $9,550,000 for state that may be applied against future taxable income and that, if unused, expire beginning in 2013 through 2028.

Utilization of the net operating loss carry forwards may be subject to a substantial annual limitation due to ownership change limitations provided by the Internal Revenue Code under section 382.  The annual limitation may result in the expiration of net operating loss carry forwards before utilization.  On September 23, 2008, the State of California suspended the use of net operating loss carry forwards for 2008 and 2009, and on October 19, 2010, suspended the use of net operating loss carryforwards for 2010 and 2011.  As a result of this suspension, the Company will not be able to make use of net operating loss carryforwards for state income tax purposes for the indefinite future.  There can be no guarantee that the Company will ever be able to use these state net operating loss carryforwards in the future.

Effective January 1, 2007, the Company adopted new accounting guidance which altered the framework for recognizing income tax contingencies. Previously, the focus was on the subsequent liability recognition for estimated losses from tax contingencies where such losses were probable and the related amounts could be reasonably estimated. Under this new guidance, a contingent tax asset (i.e., an uncertain tax position) may only be recognized if it is more likely than not that it will ultimately be sustained upon audit. The Company has evaluated its tax positions for all jurisdictions and all years for which the statute of limitations remains open and determined that no additional liability for unrecognized tax benefits and interest was necessary.

(8)           Retirement Plan

The Company sponsors a 401(k) plan (the “Plan”) for the benefit of employees who are at least 21 years of age.  The Company’s management determines, at its discretion, the annual and matching contribution.  The Company elected not to contribute to the Plan for the years ended December 31, 2010 and 2009.

(9)           Commitments

Leases

The Company leases its Mission Viejo, California facility under a non cancellable operating lease.  The lease expired in February 2010. The Company entered into a 66 month non cancellable operating lease effective March 2010 that expires in September 2015. The newly leased facility is also located in Mission Viejo, California. Rent expense for the years ended December 31, 2010 and 2009 totaled $169,954 and $164,254, respectively.  Future minimum lease payments under non-cancelable operating leases during subsequent years are as follows:

December 31,	Payments
2011	$122,150
2012	156,611
2013	160,705
2014	164,800
2015	125,903
Thereafter	-
Total	$730,169

Employment Agreements

On August 5, 2009, the Board of Directors appointed Mr. Joseph J. Flynn as President and Chief Executive Officer (“CEO”) effective August 31, 2009. Mr. Flynn has served as a member of the Board of Directors since 2003. He previously held the position of President and CEO for the Company from 2003 to 2006, having resigned to take a position as the Vice President of the Sport Group for the Nielsen Company. In connection with his appointment as President and CEO, the Company and Mr. Flynn entered into an Executive Employment Agreement, effective as of August 31, 2009 (the “Flynn Employment Agreement”).  The Flynn Employment Agreement provides that Mr. Flynn will be employed by the Company as President and CEO, for an initial term beginning on August 31, 2009 and ending on December 31, 2011, at an initial base salary of $250,000, up to $100,000 per year incentive compensation and options for 250,000 shares as more specifically set forth in the Flynn Employment Agreement.  Upon termination of Mr. Flynn’s employment by the Company other than for cause or by Mr. Flynn for good reason, the Company shall continue paying Mr. Flynn’s salary for six (6) months and accelerate the vesting of Company options and/or warrants issued to Mr. Flynn.

In November of 2007, the Company entered in to an employment agreement with Mr. Paul T. Anthony, to continue to serve as the Company’s CFO effective January 1, 2008. The employment agreement had a term of two years, and provided for a base annual salary of $185,000 in 2009. Mr. Anthony also participated in the Executive Bonus Plan through which he earned an annual bonus of $27,874 based on new contracts signed and gross margin goals from existing businesses in 2009. Mr. Anthony also earned commissions of $31,647 in 2009.

On April 2, 2010, the Company entered into a new employment agreement with Mr. Anthony to the serve as Executive Vice President (“EVP”) and CFO. As EVP and CFO, Mr. Anthony will continue to report to the CEO and will have duties and responsibilities assigned by the CEO. The employment agreement is effective January 1, 2010, has a term of two years, and provides for an annual base salary of $203,500.  The agreement will automatically renew for subsequent 12 month terms unless either party provides advance written notice to the other that such party does not wish to renew the agreement for a subsequent 12 months. Mr. Anthony will also receive the customary employee benefits paid by the Company.  Mr. Anthony shall also be entitled to receive a bonus of up to $60,000 per year, the achievement of which is based on Company performance metrics. The Company may terminate Mr. Anthony’s employment under this agreement without cause at any time on thirty days advance written notice, at which time Mr. Anthony would receive severance pay for six months and be fully vested in all options and warrants granted to date.

On June 10, 2009, the Company appointed Sasha Gala to the office of Chief Operating Officer (“COO”). As COO, Ms. Gala reported to the CEO and was responsible for developing and directing the management of the Company’s customer base and operations staff. Ms. Gala joined the Company in October of 2005 as Resident Director for California Pacific Medical Center (“CPMC”) in San Francisco and was promoted in 2008 to Senior Vice President of West Coast Operations for the Company. Ms. Gala was paid an annual base salary of $159,500. She also received commissions of $23,529 and bonus of $13,184. Effective January 1, 2010, the Company entered into a new employment agreement with Ms. Gala to the serve as Senior Vice President and COO.  The employment agreement had a term of two years, and provided for an annual base salary of $159,500.  Ms. Gala also received bonuses and commissions totaling $6,579. The Company could terminate Ms. Gala’s employment under this agreement without cause at any time on thirty days advance written notice, at which time Ms. Gala would receive severance pay for three months. On April 23, 2010, Ms. Gala resigned her position as COO of the Company effective April 30, 2010. The Company entered into a separation agreement with Ms. Gala on May 3, 2010. Under the terms of this agreement, Ms. Gala will be paid severance costs totaling approximately $135,000 in various installments through October 2011.  The Company recognized the total amount of the severance as a liability upon execution of the separation agreement.

(10)           Concentrations

Cash Concentrations

At times, cash balances held in financial institutions are in excess of federally insured limits. Management performs periodic evaluations of the relative credit standing of financial institutions and limits the amount of risk by selecting financial institutions with a strong credit standing.

Major Customers

For the year ended December 31, 2010, there were four customers that each generated at least 10% of the Company’s revenues and these four customers represented a total of 70% of revenues.  As of December 31, 2010, net accounts receivable due from these customers total approximately $843,000.

For the year ended December 31, 2009, there were three customers that each generated at least 10% of the Company’s revenues and these two customers represented a total of 63% of revenues.  As of December 31, 2009, net accounts receivable due from these customers total approximately $1,202,000.

(11)           Related Party Transactions

In August 2009, the Company entered in to a consulting agreement with John D. Pace, Chairman of our Board of Directors, to provide support to the Company in the capacity of Chief Strategy Officer. The agreement provides that the Company will pay Mr. Pace $6,000 per month as compensation for his services. The agreement expired on December 31, 2010 and was extended for an additional 12 months.  Total cash compensation to Mr. Pace for the years ended December 31, 2009 and 2010 was $30,000 and $72,000, respectively.